Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.
As confidentially submitted with the Securities and Exchange Commission on March 9, 2023.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Mobileye Global Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	7372 (Primary Standard Industrial Classification Code Number)	88-0666433 (I.R.S. Employer Identification Number)
c/o Mobileye B.V.
Har Hotzvim, 13 Hartom Street
P.O. Box 45157
Jerusalem 9777513, Israel
+972-2-541-7333
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Anat Heller
Chief Financial Officer
c/o Mobileye B.V.
Har Hotzvim, 13 Hartom Street
P.O. Box 45157
Jerusalem 9777513, Israel
+972-2-541-7333
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Michael Kaplan Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000	Liz Cohen-Yerushalmi Chief Legal Officer and General Counsel c/o Mobileye B.V. Har Hotzvim, 13 Hartom Street P.O. Box 45157 Jerusalem 9777513, Israel +972-2-541-7333	John L. Savva Sullivan & Cromwell LLP 1870 Embarcadero Road Palo Alto, California 94303 (650) 461-5600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 under the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.
Subject to Completion, dated           , 2023.
Preliminary Prospectus
       Shares
Mobileye Global Inc.
Class A Common Stock
The selling stockholder identified in this prospectus, Intel Overseas Funding Corporation, a wholly owned subsidiary of Intel Corporation (“Intel”), is offering        shares of our Class A common stock. The shares of Class A common stock being offered by the selling stockholder represent shares of Class A common stock issuable to the selling stockholder upon conversion of shares of our Class B common stock held by the selling stockholder immediately prior to closing of this offering. See “Principal and Selling Stockholders.” We will not receive any proceeds from this offering.
Our Class A common stock is listed on The Nasdaq Global Select Market (“Nasdaq”) under the symbol “MBLY.” The last reported sale price of our Class A common stock on the Nasdaq on March   , 2023 was $     per share.
We have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of our Class A common stock and Class B common stock are identical, except with respect to voting, transfer, and conversion rights. Each share of our Class A common stock is entitled to one vote. Each share of our Class B common stock is entitled to ten votes and is convertible at any time into one share of our Class A common stock, subject to certain conditions. Intel beneficially owns all of the outstanding shares of our Class B common stock representing approximately 99.3% of the voting power of our common stock. Immediately following the completion of this offering, Intel will continue to beneficially own all of the outstanding shares of our Class B common stock, which will represent approximately       % of our outstanding common stock (or approximately       % if the underwriters exercise their option to purchase additional shares of our Class A common stock in full) and approximately       % of the voting power of our common stock (or approximately       % if the underwriters exercise their option to purchase additional shares of our Class A common stock in full). As a result, we are and will continue to be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. See “Management — Controlled Company Exemption.”
Investing in our common stock involves risks. See “Risk Factors” beginning on page 9, and the information in the section entitled “Item 1.A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2022 (the “2022 Form 10-K”) incorporated by reference herein, to read about certain factors you should consider before buying our common stock.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to the selling stockholder	$	$

(1)
See “Underwriting” for a description of the compensation payable to the underwriters.

The selling stockholder has granted the underwriters a 30-day option to purchase up to an additional        shares of our Class A common stock at the public offering price less the underwriting discount.
The underwriters expect to deliver the shares of Class A common stock against payment on or about          , 2023.
Goldman Sachs & Co. LLCMorgan Stanley
Prospectus dated           , 2023.

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

Basis of Presentation
In this prospectus, all references to “we,” “us,” “our,” our “company,” “Mobileye,” the “Company,” and similar terms refer to Mobileye Global Inc. and its consolidated subsidiaries, except as the context requires with respect to our historical results of operations as described in our historical financial statements incorporated by reference herein. References to “Moovit” refer to GG Acquisition Ltd., Moovit App Global Ltd., and their consolidated subsidiaries.
We have a 52- or 53-week fiscal year that ends on the last Saturday in December. Fiscal years 2021 and 2020 were 52-week fiscal years; fiscal year 2022 was a 53-week fiscal year. Fiscal year 2023 will be a 52-week fiscal year. The additional week in fiscal year 2022 was added to the first quarter, which consisted of 14 weeks. Any references to our performance for the years 2022, 2021 and 2020, are references to our fiscal years ended December 31, 2022, December 25, 2021 and December 26, 2020, respectively, and all references to our financial condition as of the end of 2022 and 2021 are references to the end of such fiscal years. Certain amounts, percentages, and other figures presented in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals, dollars, or percentage amounts of changes may not represent the arithmetic summation or calculation of the figures that precede them.
Neither we, the selling stockholder nor any of the underwriters has authorized anyone to provide you with different or additional information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have authorized for use with respect to this offering. We, the selling stockholder and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you or any representation that others may make to you. We, the selling stockholder and the underwriters are not making an offer of these securities in any state, country, or other jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any free writing prospectus is accurate as of any date other than the date of the applicable document regardless of its time of delivery or the time of any sales of our common stock. Our business, results of operations, and financial condition may have changed since the date of the applicable document.
Financial statements included in the documents incorporated by reference in this prospectus have been prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”). We have

i

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

included or incorporated by reference in this prospectus certain non-GAAP financial measures, as well as the reconciliations of those measures to the most directly comparable GAAP financial measures, as further described under “Management’s Discussion and Analysis of Financial Condition and Result of Operations — Non-GAAP Financial Measures.” These non-GAAP measures are provided because our management uses these financial measures to make decisions, establish business plans and forecasts, identify trends affecting our business, and evaluate performance.

ii

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus and does not contain all the information you should consider before making an investment decision. You should read the entire prospectus carefully, including the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” and the sections entitled “Item 1A. Risk Factors” and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2022 Form 10-K incorporated by reference herein, and our historical financial statements and the accompanying notes incorporated by reference in this prospectus, before making an investment decision.
Company Overview
Mobileye is a leader in the development and deployment of advanced driver assistance systems (“ADAS”) and autonomous driving technologies and solutions. We pioneered ADAS technology more than 20 years ago and have continuously expanded the scope of our ADAS offerings, while leading the evolution to autonomous driving solutions.
Our portfolio of solutions is built upon a comprehensive suite of purpose-built software and hardware technologies designed to provide the capabilities needed to make the future of ADAS and autonomous driving a reality. These technologies can be harnessed to deliver mission-critical capabilities at the edge and in the cloud, advancing the safety of road users, and revolutionizing the driving experience and the movement of people and goods globally.
While today ADAS is central to the advancement of automotive safety, we believe that the future of mobility is autonomous. However, mass adoption of autonomous vehicles is still nascent. Full autonomy — where a human is not actively engaged in driving the vehicle for extended periods of time —  requires the autonomous driving solution to be capable of navigating any environment in any condition at any time. Additionally, developing a technology platform whose decision-making process and resulting actions are verifiable is critical to enabling autonomous driving solutions at scale. The ability to drive autonomously not only requires a substantial amount of data, but also a robust technology platform that can withstand the validation and audit process of global regulatory bodies. Finally, the autonomous driving solution needs to be produced at a cost that makes it affordable. We are building our technology platform to address these fundamental and significant challenges in order to enable the full spectrum of solutions, from ADAS to autonomous driving.
We believe that our industry-leading technology platform, built upon over 20 years of research, development, data collection and validation, and purpose-built software and hardware design, gives us a differentiated ability to not only deliver excellent safety ratings and maintain a leadership position with our ADAS solutions, but also to make the mass deployment of autonomous driving solutions a reality. We also believe that the breadth of our solutions, combined with our global customer base, represents a significant market opportunity for us. Our platform is modular by design, enabling our customers to productize our most advanced solutions today and then leverage those investments to launch even more advanced systems in a modular and incremental manner. Our solutions are also highly customizable, which allows our customers to benefit from our cutting-edge, verified, and validated core ADAS capabilities while also augmenting and differentiating their offerings.
We have experienced significant growth since our founding. For 2022, 2021 and 2020, our revenue was $1.9 billion, $1.4 billion and $967 million, respectively, representing year-over-year growth of 35% in 2022. We currently derive substantially all of our revenue from our commercially deployed ADAS solutions. We recorded net losses of $82 million, $75 million and $196 million in 2022, 2021 and 2020, respectively. Our Adjusted Net Income for 2022, 2021 and 2020 was $605 million, $474 million and $289 million, respectively. Adjusted Net Income is a non-GAAP financial measure; see “Summary Consolidated Financial Information — Non-GAAP Financial Measures” below for a reconciliation of Adjusted Net Income to Net income (loss). The adjustments to reconcile net income (loss) with Adjusted Net Income are related to amortization of intangible assets, stock-based compensation expenses and expenses related to the initial public offering of Mobileye (the “Mobileye IPO”) as well as the related income tax effects where applicable. The amortization of intangible assets consisting of developed technology, customer relationships and brands, is primarily a result of Intel’s acquisition of Mobileye in 2017 and, to a lesser extent, the acquisition

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

of Moovit in 2020. As noted elsewhere in this prospectus, the year ended December 31, 2022 contains an additional week as a result of 2022 being a 53-week fiscal year while 2021 and 2020 are 52-week fiscal years. However, the inclusion of the additional week does not have a material impact on our revenue and cost of revenue as the timing of deliveries to customers is not consistent from week-to-week. Further, most of our expenses (such as payroll) are incurred on a monthly basis and, as such, the accrual for the additional week does not materially impact our results of operations.
As of December 31, 2022, our solutions had been installed in approximately 800 vehicle models (including local country, year, and other vehicle model variations), and our System-on-Chips (“SoCs”) had been deployed in over 135 million vehicles. We are actively working with more than 50 Original Equipment Manufacturers (“OEMs”) worldwide on the implementation of our ADAS solutions. For the year ended December 31, 2022, we shipped approximately 33.7 million of our EyeQ® SoC and SuperVision™ systems, of which the substantial majority were EyeQ® SoCs. This represents an increase from approximately 28.1 million systems that we shipped in 2021 and approximately 19.7 million systems that we shipped in 2020.
Reorganization and Initial Public Offering
In October 2022, Intel completed the internal reorganization and design of our new public entity (the “Reorganization”) for purposes of the Mobileye IPO. The registration statement related to the Mobileye IPO was declared effective on October 25, 2022, and our Class A common stock began trading on The Nasdaq Global Select Market (“Nasdaq”) under the ticker symbol “MBLY” on October 26, 2022. Prior to the completion of the Mobileye IPO, we were a wholly-owned business of Intel. On November 1, 2022, we closed the sale of additional shares pursuant to the exercise of the underwriters’ option to purchase additional shares in full. As of March 1, 2023, Intel directly or indirectly held all of the Class B common stock of Mobileye, which represented approximately 93.5% of our outstanding common stock and 99.3% of the voting power of our outstanding common stock. Upon completion of this offering, Intel will own all of our outstanding Class B common stock, which will represent approximately       % of our outstanding common stock (or       % if the underwriters exercise their option to purchase additional shares in full), and       % of the voting power of our outstanding common stock (or approximately       % if the underwriters exercise their option to purchase additional shares in full).
Corporate Information
Mobileye was founded in Israel in 1999. Our co-founder, Professor Amnon Shashua, is our President and Chief Executive Officer. Our principal executive offices are located at Har Hotzvim, 13 Hartom Street, Jerusalem 9777513, Israel, and our phone number is +972-2-541-7333. Our website address is www.mobileye.com. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus.
Trademarks and Trade Names
The Mobileye name, our logo, and other trademarks mentioned in this prospectus, including, among others, EyeQ®, EyeQ Ultra™, EyeQ Kit™, Road Experience Management™, REM™, True Redundancy™, Mobileye Chauffeur™, Mobileye Drive™, Mobileye SuperVision™, and Moovit, are the property of Mobileye. Trade names, trademarks, and service marks of other companies appearing or incorporated by reference in this prospectus are the property of their respective holders.
Risk Factor Summary
Our business is subject to a number of risks and uncertainties that you should understand before making an investment decision. These risks are discussed more fully in the section entitled “Risk Factors” in this prospectus and the section entitled “Item 1.A. Risk Factors” in our 2022 Form 10-K, which is incorporated by reference in this prospectus, and include:
•
If we are unable to develop and introduce new solutions and improve existing solutions in a cost-effective and timely manner, our business, results of operations, and financial condition would be adversely affected.

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

•
We invest significantly in research and development, and to the extent our research and development efforts are unsuccessful, our competitive position would be negatively impacted and our business, results of operations, and financial condition would be adversely affected.

•
We operate in a highly competitive market.

•
We have experienced and are continuing to experience constraints in the supply of our EyeQ® SoCs as the result of the global semiconductor shortage, and future shortages in the supply of our EyeQ® SoCs or other critical parts would adversely affect our business, results of operations, and financial condition.

•
We face additional supply chain risks and risks of interruption of requisite services, including, as a result of our reliance on a single supplier or limited suppliers and vendors, for certain components, equipment, and services.

•
Increases in costs of the materials and other components that we use in our solutions would adversely affect our business, results of operations, and financial condition.

•
Our business may suffer from claims relating to, among other things, actual or alleged defects in our solutions, or if our solutions actually or allegedly fail to perform as expected, and publicity related to these claims could harm our reputation and decrease demand for our solutions or increase regulatory scrutiny of our solutions.

•
We invest significant effort and money seeking OEM selection of our solutions, and there can be no assurance that these efforts will result in the selection of our solutions for use in production models. If we fail to achieve a design win after incurring substantial expenditures in these efforts, our future business, results of operations, and financial condition would be adversely affected.

•
There is no guarantee that our customers will purchase our solutions in any certain quantity or at any certain price even after we achieve design wins, and there may be significant delays between the time we achieve a design win until we realize revenue from the vehicle model.

•
We depend on a limited number of Tier 1 customers and OEMs for a substantial portion of our revenue, and the loss of, or a significant reduction in sales to, one or more of our major Tier 1 customers and/or the discontinued incorporation of our solutions by one or more major OEMs in their vehicle models would adversely affect our business, results of operations, and financial condition.

•
We are highly dependent on the services of Professor Amnon Shashua, our President and Chief Executive Officer.

•
If we are unable to attract, retain, and motivate key employees, then our business, results of operations, and financial condition would be adversely affected.

•
We face integration risks and costs associated with companies, assets, employees, products, and technologies that we have or that we may acquire, including with our acquisition of Moovit.

•
Interruptions to our information technology systems and networks and cybersecurity incidents could adversely affect our business, results of operations, and financial condition.

•
Security breaches and other disruptions of our in-vehicle systems and related data could impact the safety of our end users and reduce confidence in us and our solutions.

•
The current uncertain economic environment and inflationary conditions may adversely affect global vehicle production and demand for our solutions.

•
If OEMs are unable to maintain and increase consumer acceptance of ADAS and autonomous driving technology, our business, results of operations, and financial condition would be adversely affected.

•
Our business, results of operations, and financial condition may be adversely affected by changes in automotive safety regulations or concerns that could increase our costs or delay or halt adoption of our solutions.

•
The dual class structure of our common stock has the effect of concentrating voting control with Intel, and Intel will beneficially own all shares of our Class B common stock, representing a majority

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

of the shares of our common stock and approximately       % of the voting power of our outstanding common stock following this offering. This will limit or preclude your ability to influence corporate matters.
•
We may have conflicts of interest with Intel, and because of (i) certain provisions in our amended and restated certificate of incorporation relating to related person transactions and corporate opportunities, (ii) agreements we have with Intel in connection with the Mobileye IPO, and (iii) Intel’s controlling beneficial ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.

•
Sales of a substantial number of shares of our Class A common stock in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares, could cause the market price of our Class A common stock to drop significantly, even if our business is doing well.

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

THE OFFERING
Issuer
Mobileye Global Inc.
Class A common stock offered by the selling stockholder
       shares
Option to purchase additional shares of Class A common stock
The selling stockholder has granted the underwriters an option to purchase up to        additional shares of Class A common stock. The underwriters may exercise this option at any time within 30 days from the date of this prospectus. See “Underwriting.”
Class A common stock to be outstanding after this offering
       shares (or        shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full).
Class B common stock to be outstanding after this offering
       shares (or        shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full).
Total shares of common stock to be outstanding after this offering shares
Use of Proceeds
We will not receive any proceeds from the sale of the shares of our Class A common stock in this offering (including any sales pursuant to the underwriters’ option to purchase additional shares from the selling stockholder).
See “Use of Proceeds.”
Voting power held by holders of Class A common stock after giving effect to this offering
      % (or       % if the underwriters exercise their right to purchase additional shares of Class A common stock in full).
Voting power held by holders of Class B common stock after giving effect to this offering
      % (or       % if the underwriters exercise their right to purchase additional shares of Class A common stock in full).
Voting rights
Each share of our Class A common stock is entitled to one vote. Each share of our Class B common stock is entitled to ten votes.
The holders of our Class A common stock and Class B common stock generally vote together as a single class on all matters submitted to a vote of our stockholders unless otherwise required by Delaware law or our amended and restated certificate of incorporation.
Conversion of Class B common stock
The shares of Class A common stock being sold hereunder by the selling stockholder (including any shares the underwriters may purchase pursuant to their option to purchase additional shares) will be issued upon the automatic conversion of an equivalent number of shares of

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

Class B common stock upon the transfer of such shares and, accordingly, purchasers will receive shares of Class A common stock.
Concentration of ownership
Intel, which beneficially owns all of the outstanding shares of our Class B common stock prior to this offering, will beneficially own approximately       % of the voting power of our common stock (or approximately       % if the underwriters exercise their option to purchase additional shares of Class A common stock in full) after the completion of this offering.
We are, and will continue to be immediately following this offering, a “controlled company” within the meaning of the corporate governance standards of Nasdaq. See “Management — Controlled Company Exemption.”
Nasdaq symbol
“MBLY”
Risk Factors
See “Risk Factors” and the other information included in and incorporated by reference into this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.
The number of shares of our common stock to be outstanding immediately after this offering:
•
is based on 51,911,905 shares of our Class A common stock and 750,000,000 shares of our Class B common stock outstanding as of March 1, 2023;

•
excludes 27,316,964 shares of our Class A common stock reserved for future issuance under our equity incentive plan as of March 1, 2023; and

•
excludes 12,778,631 shares of our Class A common stock issuable upon vesting and settlement of RSU awards outstanding under our equity incentive plan as of March 1, 2023.

Unless otherwise indicated, the information in this prospectus assumes no exercise of the underwriters’ option to purchase additional shares of our Class A common stock.

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION
Set forth below is summary consolidated financial information. The summary consolidated balance sheet information as of December 31, 2022 and December 25, 2021, and the summary consolidated statements of operations information for the years ended December 31, 2022, December 25, 2021 and December 26, 2020 have been derived from our consolidated financial statements incorporated by reference in this prospectus.
The summary consolidated financial information may not be indicative of our future performance. You should read the summary financial information presented below in conjunction with the information included under the headings “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included in our 2022 Form 10-K incorporated by reference in this prospectus.
	Year Ended
	December 31, 2022	December 25, 2021	December 26, 2020
	(in millions, except per share data)
Revenue	$1,869	$1,386	$967
Gross profit	922	655	376
Operating loss	(37)	(57)	(213)
Net income (loss)	(82)	(75)	(196)
Adjusted Net Income(1)	605	474	289
Earnings (loss) per share, basic and diluted	(0.11)	(0.10)	(0.26)

(1)
Adjusted Net Income is a non-GAAP financial measure. See “— Non-GAAP Financial Measures” below for a reconciliation of Adjusted Net Income to net income (loss).

	As of
	December 31, 2022	December 25, 2021
	(in millions)
Cash and cash equivalents	$1,024	$616
Total assets(1)	15,441	16,655
Total equity	14,794	15,889

(1)
Includes goodwill and intangible assets, net, in the amounts of $13,422 million and $13,966 million as of December 31, 2022 and December 25, 2021, respectively.

Non-GAAP Financial Measures
In addition to our financial results determined in accordance with GAAP, our management uses Adjusted Net Income, a non-GAAP measure, as a key measure in operating our business. We use Adjusted Net Income to make strategic decisions, establish business plans and forecasts, identify trends affecting our business, and evaluate performance. For example, we use Adjusted Net Income to assess our pricing and sourcing strategy, in the preparation of our annual operating budget, and as a measure of our operating performance. Adjusted Net Income is presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly titled non-GAAP measures used by other companies. A reconciliation is provided below for Adjusted Net Income to the most directly comparable financial measure presented in accordance with GAAP. Investors are encouraged to review the related GAAP financial measure and the reconciliation of Adjusted Net Income to its most directly comparable GAAP financial measure, as well as our consolidated financial statements and related notes in our 2022 Form 10-K incorporated by reference herein.

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

Adjusted Net Income
We define Adjusted Net Income as net income (loss) presented in accordance with GAAP, adjusted to exclude amortization of acquisition related intangibles, share-based compensation expense and expenses related to the Mobileye IPO, as well as the related income tax effects. Income tax effects have been calculated using the applicable statutory tax rate for each adjustment taking into consideration the associated valuation allowance impacts. The adjustment for income tax effects consists primarily of the deferred tax impact of the amortization of acquired intangible assets. We exclude amortization charges for our acquisition-related intangible assets for purposes of calculating Adjusted Net Income, although revenue is generated, in part, by these intangible assets, to eliminate the impact of these non-cash charges that are inconsistent in size and are significantly impacted by the timing and valuation of our acquisitions. These amortization charges relate to intangible assets consisting of developed technology, customer relationships and brands as a result of Intel’s acquisition of Mobileye in 2017 and the acquisition of Moovit in 2020.
We believe that the exclusion of share-based compensation expense from Adjusted Net Income is appropriate because it eliminates the impact of non-cash expenses for equity-based compensation costs that are based upon valuation methodologies and assumptions that vary over time, and the amount of the expense can vary significantly between companies due to factors that are unrelated to their core operating performance and that can be outside of their control. Although we exclude share-based compensation expenses from Adjusted Net Income, equity compensation has been, and will continue to be, an important part of our future compensation strategy and a significant component of our future expenses, and may increase in future periods.
We believe that the exclusion of expenses related to the Mobileye IPO is appropriate as they represent items that management believes are not indicative of our ongoing operating performance. These expenses are primarily composed of legal, accounting and professional fees incurred in connection with the Mobileye IPO that are not capitalizable and that are included within general and administrative expenses.
Set forth below is the reconciliation of net income (loss) to Adjusted Net Income:
	Year Ended
	December 31, 2022	December 25, 2021	December 26, 2020
	$ in millions
Net income (loss)	$(82)	$(75)	$(196)
Add: Amortization of acquired intangible assets	544	509	450
Add: Share-based compensation expense	174	97	85
Add: Expenses related to the Mobileye IPO	4	—	—
Less: Income tax effects	(35)	(57)	(50)
Adjusted net income	$605	$474	$289

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

RISK FACTORS
An investment in our Class A common stock involves a high degree of risk. You should carefully consider the risks described below together with other information set forth in this prospectus or incorporated by reference herein, including the sections titled “Item 1.A. Risk Factors,” which includes risk factors related to our business and Class A common stock, and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes, incorporated by reference herein from our 2022 Form 10-K before deciding to invest in our Class A common stock. If any of the following risks or uncertainties actually occur, our business, financial condition, prospects, results of operations, and cash flow could be materially and adversely affected. In that case, the market price of our Class A common stock could decline and you may lose all or a part of your investment. The risks discussed below or incorporated by reference are not the only risks we face. Additional risks or uncertainties not currently known to us, or that we currently deem immaterial, may also have a material adverse effect on our business, financial condition, prospects, results of operations, or cash flows. We cannot assure you that any of the events discussed in the risk factors below will not occur. Please also see the section titled “Cautionary Note Regarding Forward-Looking Statements” in this prospectus.
Risks Related to this Offering and Our Class A Common Stock
Sales of a substantial number of shares of our Class A common stock in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares, could cause the market price of our Class A common stock to drop significantly, even if our business is doing well.
Sales of a substantial number of shares of our Class A common stock in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Class A common stock. As of December 31, 2022, we had outstanding 51,911,905 shares of Class A common stock and 750,000,000 shares of Class B common stock. The 47,150,000 shares of Class A common stock that were sold by us in the Mobileye IPO and the       shares of Class B common stock that will be converted into the       shares of Class A common stock that the selling stockholder is selling in this offering, may be resold in the public market immediately without restriction, unless purchased by our affiliates. The remaining shares of Class A common stock (including Class A common stock issuable upon the conversion of Class B common stock and the 4,761,905 shares of Class A common stock that were sold in a private placement concurrently with the Mobileye IPO), are currently restricted as a result of lock-up agreements entered into in connection with the Mobileye IPO and will become eligible to be sold beginning on April 23, 2023. In addition, in connection with this offering, we and the selling stockholder have agreed or will agree pursuant to a lock-up agreement with the underwriters in this offering that, through and including the 90th day after the date of this prospectus, subject to certain exceptions, we and the selling stockholder will not, without the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, sell shares (other than, with respect to the selling stockholder, the shares to be sold by it in this offering) of Class A common stock (including, with respect to the selling stockholder, Class A common stock issuable upon the conversion of Class B common stock). Moreover, following the expiration of this 90-day period, the selling stockholder will have the right, subject to specified conditions, to require us to file registration statements covering their shares (upon conversion into Class A common stock) or to include their shares in registration statements that we may file for ourselves or other stockholders. We have also registered all shares of Class A common stock that we may issue under our equity compensation plans, which can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements entered into in connection with the Mobileye IPO.
Risks Related to Our Business
Please see Item 1.A. in our 2022 Form 10-K incorporated by reference herein for risks related to our business.

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of the federal securities laws. Mobileye and its representatives may also, from time to time, make certain forward-looking statements in publicly released materials, both written and oral, including statements contained in filings with the SEC, press releases, and our reports to stockholders. Forward-looking statements may be identified by the use of words such as “plan,” “expect,” “believe,” “intend,” “will,” “may,” “anticipate,” “estimate” and other words of similar meaning in conjunction with, among other things, discussions of future operations and financial performance (including volume growth, pricing, sales and earnings per share growth, and cash flows) and statements regarding our strategy for growth, future product development, regulatory approvals, competitive position and expenditures. All statements that address our future operating performance or events or developments that we expect or anticipate will occur in the future are forward-looking statements.
Forward-looking statements are, and will be, based on management’s then-current views and assumptions regarding future events, developments and operating performance, and speak only as of their dates. Investors should realize that if underlying assumptions prove inaccurate, or risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Investors are therefore cautioned not to place undue reliance on any forward-looking statements. Furthermore, we undertake no obligation to update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events and developments or otherwise, except as required by applicable law or regulations.
Forward-looking statements contained in this prospectus or the documents incorporated by reference herein may include, but are not limited to, statements about:
•
future business, social and environmental performance, goals and measures;

•
our anticipated growth prospects and trends in markets and industries relevant to our business;

•
business and investment plans;

•
expectations about our ability to maintain or enhance our leadership position in the markets in which we participate;

•
future consumer demand and behavior;

•
future products and technology, and the expected availability and benefits of such products and technology;

•
development of regulatory frameworks for current and future technology;

•
projected cost and pricing trends;

•
future production capacity and product supply;

•
potential future benefits and competitive advantages associated with our technologies and architecture and the data we have accumulated;

•
the future purchase, use and availability of products, components and services supplied by third parties, including third-party IP and manufacturing services;

•
uncertain events or assumptions, including statements relating to our estimated vehicle production and market opportunity, potential production volumes associated with design wins and other characterizations of future events or circumstances;

•
future responses to and effects of the COVID-19 pandemic;

•
availability, uses, sufficiency and cost of capital and capital resources, including expected returns to stockholders such as dividends, and the expected timing of future dividends;

•
tax- and accounting-related expectations; and

•
other statements described herein under the section entitled “Risk Factors” and in our 2022 Form 10-K incorporated by reference herein, including under the sections entitled “Item 1A. Risk

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

Factors,” “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Item 1. Business”.
The risk factors discussed under the section entitled “Risk Factors” included herein, and the section entitled “Item 1A. Risk Factors” in our 2022 Form 10-K incorporated by reference herein, could cause our results to differ materially from those expressed in the forward-looking statements made in this prospectus or the documents incorporated by reference herein. There also may be other risks that are currently unknown to us or that we are unable to predict at this time.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information.

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

DILUTION
If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the public offering price per share and the net tangible book value per share. Our net tangible book value (deficit) as of December 31, 2022 was $1,372 million, or $1.71 per share. Our net tangible book value per share represents total tangible assets less total liabilities divided by the number of shares of our common stock outstanding as of December 31, 2022.
We determine dilution by subtracting the net tangible book value per share from the amount of cash that a new investor paid for a share of Class A common stock. The following table illustrates this dilution:
Public offering price per share	$
Net tangible book value (deficit) per share as of December 31, 2022		$1.71
Dilution per share to new investors participating in this offering	$

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

USE OF PROCEEDS
All shares being sold in this offering are being sold by the selling stockholder, and we will not receive any proceeds from the sale of the shares of our Class A common stock in this offering, including from any exercise by the underwriters of their option to purchase additional shares from the selling stockholder.

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

MANAGEMENT
Executive Officers and Directors
Set forth below are the names, ages and positions as of the date hereof of our executive officers and directors.
Name	Age	Position
Amnon Shashua	62	Chief Executive Officer, President, and Director
Patrick P Gelsinger	62	Chair of the Board of Directors
Anat Heller	45	Chief Financial Officer
Gavriel Hayon	53	Executive Vice President, Research and Development
Shai Shalev-Shwartz	47	Chief Technology Officer
Nimrod Nehushtan	33	Senior Vice President, Business Development & Strategy and Co-Manager REM, Mobileye
Eyal Desheh	70	Director
Jon M. Huntsman, Jr.	62	Director
Claire C. McCaskill	69	Director
Christine Pambianchi	54	Director
Frank D. Yeary	59	Director
Saf Yeboah-Amankwah	51	Director
Amnon Shashua is our co-founder and has been serving as our Chief Executive Officer and President since 2017 and as our director since our founding in 1999. He has served as a Senior Vice President at Intel from 2017 to 2022, following our acquisition by Intel. Professor Shashua founded Mobileye in 1999. In addition to Mobileye, Professor Shashua has founded a number of startups in the fields of computer vision and machine learning, including CogniTens, which develops comprehensive dimensional measurement systems, which he founded in 1995 and has since been acquired, OrCam, which harnesses computer vision and AI to assist the visually and hearing impaired, which he co-founded in 2010 and serves as its Co-Chairman, and AI21 Labs, which works to use AI to understand and create natural language, which he co-founded in 2017 and serves as its Chairman. In 2019, Professor Shashua founded One Zero Digital Bank, a digital bank in Israel. In December 2021, Professor Shashua co-founded Mentee Robotics, which aims to build humanoid robots and has since been serving as its Chairman. Professor Shashua holds the Sachs Chair in Computer Science at the Hebrew University of Jerusalem, where he teaches and supervises graduate students. He has published 162 papers in the field of machine learning and computational vision and holds over 94 patents. Professor Shashua has been awarded prestigious prizes for his contributions to science and technology and is also the 2020 Dan David laureate in the field of AI awarded for his ground-breaking work in the field. In 2019, he was recognized as the Electronic Imaging Scientist of the Year by the Society for Imaging Science and Technology. Professor Shashua and his team were also finalists in the European Inventor Awards of 2019, awarded by the European Patent Office. In July 2022, Professor Shashua received the Mobility Innovator Award from the Automotive Hall of Fame. Professor Shashua was selected to serve on our board of directors because of the perspective and experience he brings as our co-founder and Chief Executive Officer, as well as his insight and proficiency in computer vision and machine learning.
Patrick P. Gelsinger has been the chair of our board of directors since September 2022. He has been serving as a director and the Chief Executive Officer of Intel since February 2021. Mr. Gelsinger joined Intel from VMware, Inc., a provider of cloud computing and virtualization software and services, where he served as Chief Executive Officer from September 2012 to February 2021. Mr. Gelsinger also served as a member of the board of directors of VMware, Inc. from September 2012 to April 2021. Prior to joining VMware, Mr. Gelsinger served as President and Chief Operating Officer, EMC Information Infrastructure Products at EMC Corp., a data storage, information security, and cloud computing company, from September 2009 to August 2012. Mr. Gelsinger’s career began at Intel, where he spent 30 years before joining EMC Corp. During his initial tenure at Intel, Mr. Gelsinger served in a number of roles, including Senior Vice President and Co-General Manager of the Digital Enterprise Group from 2005 to September 2009,

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

Senior Vice President, Chief Technology Officer from 2002 to 2005, and leader of Desktop Products Group prior to that. Mr. Gelsinger was selected to serve on our board of directors because, as a seasoned industry veteran with over 40 years of experience in semiconductor, software, and cloud computing and data storage industries and in his role as Intel’s Chief Executive Officer, he brings significant senior leadership, global, industry, human capital, sales, operating, business development and M&A, and public company board experience to our board of directors. Furthermore, Mr. Gelsinger has gained extensive operating and manufacturing, sales, emerging technologies, M&A, and information security experience from serving in a variety of senior management roles, including Chief Executive Officer and Chief Operating Officer, at leading multinational software, information security and computing companies. Mr. Gelsinger also brings human capital and technical experience from his various senior leadership roles.
Anat Heller has been serving as our Chief Financial Officer since 2018. Prior to her current position, Ms. Heller joined Mobileye in 2008 as our Corporate Controller and became our Director of Finance in 2016. Prior to joining Mobileye, Ms. Heller served as the deputy corporate controller at Lipman Electronics Engineering (formerly Nasdaq, TASE: LPMA), which was acquired by Verifone (NYSE: PAY). Ms. Heller was previously a senior associate at PricewaterhouseCoopers Israel. Ms. Heller earned her B.A. from The College of Management Academic Studies in Israel and is a licensed certified public accountant.
Gavriel Hayon has been serving as our Executive Vice President, Research and Development since 2018. Dr. Hayon joined Mobileye in 1999 as an algorithm developer and since then led teams responsible for computer vision algorithms and led the algorithms department. In 2004, Dr. Hayon became the Vice President of Research and Development, leading the development of and bringing to production multiple ADAS products. Dr. Hayon served as a Vice President of Intel from 2017 to 2022, following our acquisition by Intel. Prior to his work at Mobileye, Dr. Hayon was an algorithms developer at Applied Materials (Nasdaq: AMAT). Dr. Hayon received his Ph.D. in AI from the Hebrew University, his M.Sc. in physics from the Weitzman Institute and his B.Sc. degree in physics from the Technion Israel Institute of Technology.
Shai Shalev-Shwartz has been serving as our Chief Technology Officer since 2018. In 2017, in connection with our acquisition by Intel, Professor Shalev-Shwartz became a Senior Fellow of Intel, a position he held until 2022. Professor Shalev-Shwartz is well known for his research in machine learning and was listed as one of the 100 most influential researchers worldwide in 2016 by AMiner. Professor Shalev-Shwartz is also a professor at the Rachel and Selim Benin School of Computer Science and Engineering at the Hebrew University of Jerusalem. In 2014, he co-authored a book used by major universities on theoretical machine learning: “Understanding Machine Learning From Theory to Algorithms.” Before joining Hebrew University and Mobileye, Professor Shalev-Shwartz was a research assistant professor at Toyota Technological Institute in Chicago, and also worked in research at both Google (Nasdaq: GOOG) and IBM (NYSE: IBM). Professor Shalev-Shwartz has written more than 100 research papers, focusing on machine learning, online prediction, optimization techniques and practical algorithms. In 2020, he was awarded the prestigious Michael Bruno Award for his research and his contribution to computer science and engineering. Professor Shalev-Shwartz earned his Ph.D. from the Hebrew University of Jerusalem.
Nimrod Nehushtan has been serving as our Senior Vice President Business Development & Strategy and Co-Manager REM, Mobileye since 2022. Prior to his current position, Mr. Nehushtan served as Co-General Manager of the REM division of Mobileye, overseeing product development and leading business operations and growth. Mr. Nehushtan joined Mobileye in 2017 as a Project Manager of the REM division. Prior to joining Mobileye, Mr. Nehushtan was an engineer at Israel Aerospace Industries. Mr. Nehushtan earned his B.Sc. in mechanical engineering from Tel Aviv University.
Eyal Desheh has served as a director of Mobileye since October 2022. Mr. Desheh served as Chairman of the Board of Directors of Isracard Ltd. (TLV: ISCD) from 2017 to 2020. Before Isracard, Mr. Desheh served as Executive Vice President and Chief Financial Officer of Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) from 2008 to 2017. Before Teva Pharmaceutical, Mr. Desheh served as Executive Vice President and Chief Financial Officer of Check Point Software Technologies Ltd. (Nasdaq: CHKP) from 2000 to 2008, Chief Financial Officer of Scailex Corporation Ltd. (formerly known as Scitex Corporation Ltd. (Nasdaq: SCTX)) (TLV: SNCM) from 1996 to 2000, and as Deputy Chief Financial Officer at Teva Pharmaceutical Industries Ltd. from 1989 to 1996. Mr. Desheh currently serves as Chairman of MigVax Ltd., Tevel Aerobotics Technologies Ltd. Mr. Desheh also serves on the board of directors of Cytoreason Ltd., One Zero Digital Bank Ltd., OrCam Technologies Ltd., and Factoree Ltd. Mr. Desheh previously

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

served on our board of directors from 2014 to 2018. From 2013 to 2016, Mr. Desheh served on the board of directors of Stratasys LTD (Nasdaq: SSYS). Mr. Desheh also currently serves as chairman of the audit committee of Or Shalom and as a member of the Executive Committee of the Board of Governors of The Hebrew University of Jerusalem. Mr. Desheh earned his B.A. and M.B.A. from The Hebrew University of Jerusalem. Mr. Desheh was selected to serve on our board of directors due to his extensive financial expertise, experience on a public company audit committee, and leadership experience as Chief Financial Officer.
Jon M. Huntsman, Jr. has served as a director of Mobileye since October 2022. Governor Huntsman has been serving as Vice Chair, Policy at Ford Motor Company (NYSE: F) (“Ford”) since 2021 and as a director of Ford since 2020. He previously also served as a director of Ford from 2012 to 2017. We currently supply our solutions to Ford through our Tier 1 customers. Some OEMs, including Ford, may be developing or may in the future develop solutions that compete with ours. Governor Huntsman served as U.S. Ambassador to Russia from 2017 to 2019 and as Chairman of the Atlantic Council, a nonprofit that promotes leadership and engagement in international affairs, from 2014 until 2017. Governor Huntsman also served as Chairman of the Huntsman Cancer Foundation, a nonprofit organization that financially supports research, education and patient care initiatives at Huntsman Cancer Institute at the University of Utah, from 2012 until 2017. Governor Huntsman served as U.S. Ambassador to China from 2009 to 2011 and held two consecutive terms as Governor of Utah from 2005 until 2009. Prior to his service as Governor, he served as U.S. Ambassador to Singapore, Deputy U.S. Trade Representative, and Deputy Assistant Secretary of Commerce for Asia. In addition to serving on the board of directors of Ford, Governor Huntsman serves on the boards of directors of Chevron Corporation (NYSE: CVX) and the Nuclear Threat Initiative. From June 2021 to April 2022, Governor Huntsman served as Vice Chair of Intel’s Government Affairs Advisory Committee. Governor Huntsman also currently serves as a member on the Defense Policy Board Advisory Committee, the Executive Committee of the National Committee on U.S.-China relations, and as Chair of the World Trade Center Utah. Governor Huntsman previously served on the board of directors of Caterpillar Inc. (NYSE: CAT) and Hilton Worldwide Holdings Inc. (NYSE: HLT). Governor Huntsman earned his B.A. from the University of Pennsylvania. Governor Huntsman was selected to serve on our board of directors due to his extensive global policy experience, which brings a well-informed and international perspective to Board deliberations. Governor Huntsman’s extensive experience in government service also provides our board of directors with important insight on government relations at the state, federal, and international levels.
Claire C. McCaskill has served as a director of Mobileye since October 2022. Senator McCaskill has been serving as a political analyst for NBCUniversal Media, LLC and as a Corporate Speaker through the Washington Speakers Bureau since 2019. Prior to joining NBCUniversal and the Washington Speakers Bureau, Senator McCaskill served as a United States Senator from Missouri from 2007 to 2019, as State Auditor of Missouri from 1999 to 2007 and as elected County Prosecutor for Jackson County from 1992 to 1999. Senator McCaskill earned her B.A. and J.D. from the University of Missouri. Senator McCaskill was selected to serve on our board of directors due to her extensive experience in government as an elected official, which provides our board of directors with important insight on government relations at the state, federal, and international levels, and her legal background.
Christine Pambianchi has served as a director of Mobileye since October 2022. Ms. Pambianchi has been serving as an Executive Vice President and Chief People Officer at Intel since 2021. Prior to joining Intel, Ms. Pambianchi served as an Executive Vice President and Chief Human Resources Officer at Verizon Communications Inc. (NYSE: VZ) from 2019 to 2021. Before Verizon, Ms. Pambianchi held several positions with Corning Incorporated (NYSE: GLW), including Executive Vice President, People & Digital from 2018 to 2019, Chief Human Resource Officer from 2008 to 2019, and Senior Vice President, Human Resources from 2000 to 2018. Ms. Pambianchi is a member of the board of directors of the National Academy of Human Resources Foundation, the Center for Advanced Human Resources Studies at Cornell University, the HR Policy Association, the Health Transformation Alliance, the Center for Executive Succession at the University of South Carolina Darla School of Management, and the Lumina Foundation. Ms. Pambianchi earned her B.A. from Cornell University. Ms. Pambianchi was selected to serve on our board of directors due to her extensive human capital experience and senior leadership positions with public companies in the technology and manufacturing sectors.

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

Frank D. Yeary has served as a director of Mobileye since October 2022. Mr. Yeary has been serving as Managing Member at Darwin Capital Advisors LLC, a private investment firm, since 2012. Prior to founding Darwin Capital Advisors LLC, Mr. Yeary served as Co-Founder and Executive Chairman of CamberView Partners, LLC, a corporate governance and stockholder engagement advisory firm, from 2012 to 2018. Before CamberView, Mr. Yeary served as Vice Chancellor of the University of California, Berkeley from 2008 to 2012. Mr. Yeary also served as Managing Director, Global Head of M&A from 2003 to 2008 and as a member of the Management Committee from 2001 to 2008 at Citigroup Investment Banking. Mr. Yeary serves on the board of directors of PayPal Holdings, Inc. (Nasdaq: PYPL) and as chair of the board of directors of Intel. Mr. Yeary earned his B.A. from the University of California, Berkeley. Mr. Yeary was selected to serve on our board of directors due to his financial strategy and global M&A expertise, including expertise in financial reporting.
Saf Yeboah-Amankwah has served as a director of Mobileye since October 2022. Mr. Yeboah-Amankwah has been serving as a Senior Vice President and Chief Strategy Officer at Intel since 2020. Prior to joining Intel, Mr. Yeboah-Amankwah held several positions with McKinsey and Company, including Senior Partner and global head of the Transformation Practice for the Telecom, Media and Technology Practice from 2008 to 2020 and Managing Partner for the South Africa practice, among other roles, from 1994 to 2018. Mr. Yeboah-Amankwah serves on the boards of directors of the United Negro College Fund and the Defense Business Board. Mr. Yeboah-Amankwah earned his B.S. and M. Eng. from Massachusetts Institute of Technology. Mr. Yeboah-Amankwah was selected to serve on our board of directors due to his extensive experience advising tech companies on transformation, growth and operations and his experience with mergers and acquisitions.
Board of Directors
Our amended and restated certificate of incorporation provides that the number of directors on our board of directors shall be no less than five and established from time to time by our board of directors. Our board of directors is currently composed of eight members, as set forth above. Mr. Gelsinger is the chair of our board of directors. Each director will continue to serve until the election and qualification of his, her or their successor, or until the earliest of his, her or their death, resignation, or removal.
Controlled Company Exemption
We are a “controlled company” within the meaning of the corporate governance standards of Nasdaq. As a result, we qualify for exemptions from, and have elected not to comply with, certain corporate governance requirements under the rules, including the requirements that within one year of the completion of this offering we have a board that is composed of a majority of “independent directors,” as defined under the rules, and a compensation committee and a nominating and corporate governance committee that are composed entirely of independent directors. Even though we are a controlled company, we are required to comply with the rules of the SEC and Nasdaq relating to the membership, qualifications, and operations of the audit committee, as discussed below.
The rules of Nasdaq define a “controlled company” as a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. Intel beneficially owns all of the outstanding shares of our Class B common stock, representing approximately 99.3% of the voting power of our common stock before this offering, or      % following the completion of this offering (or approximately      % if the underwriters exercise their option to purchase additional shares in full). Through its control of shares of common stock representing a majority of the votes entitled to be cast in the election of directors, Intel has the ability to control the vote to elect all of our directors. Accordingly, we qualify as a “controlled company” under the listing requirements of Nasdaq and rely on the exemptions described above. If we cease to be a controlled company and our Class A common stock continues to be listed on Nasdaq, we will no longer be able to rely on such exemptions by the date our status as a controlled company changes or within specified transition periods applicable to certain provisions, as the case may be. For example, we will have one year from the date of our status change to comply with the requirement that our board of directors must be comprised of a majority of independent directors.

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

Director Independence
Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his, her or their background, employment and affiliations, our board of directors has determined that each of Mr. Desheh, Senator McCaskill, Governor Huntsman, and Mr. Yeary does not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of Nasdaq. In making the independence determinations with respect to our directors and director nominees, our board of directors considered the current and prior relationships that each director and director nominee has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence. For example, our board of directors considered that, between June 2021 and April 2022, Governor Huntsman served as the Vice Chair of Intel’s Government Affairs Advisory Committee, for which he received aggregate compensation of less than $120,000.
Committees of the Board of Directors
Our board of directors has the following standing committees. The written charters for our committees are available on our website. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus.
Audit Committee
The audit committee has, among other things, the following responsibilities:
•
review the audit plans and findings of our independent registered public accounting firm and our internal audit and risk review staff, as well as the results of regulatory examinations, and track management’s corrective action plans where necessary;

•
review our consolidated financial statements, including any significant financial items and/or changes in accounting policies, with our senior management and independent registered public accounting firm;

•
review our financial risk and control procedures, compliance programs and significant tax, legal and regulatory matters;

•
have the sole discretion to appoint annually our independent registered public accounting firm, evaluate its independence and performance and set clear hiring policies for employees or former employees of the independent registered public accounting firm; and

•
review and approve in advance any proposed related person transactions.

The members of our audit committee are Mr. Desheh, Senator McCaskill, and Mr. Yeary. Mr. Desheh is the chair of our audit committee. Rule 10A-3 of the Exchange Act and the corporate governance standards of Nasdaq require that our audit committee have at least one independent member upon the listing of our Class A common stock, have a majority of independent members within 90 days of the date of this prospectus and be composed entirely of independent members within one year of the date of this prospectus. Our board of directors has determined that Mr. Desheh, Senator McCaskill, and Mr. Yeary meet the definition of “independent director” for purposes of serving on our audit committee under Rule 10A-3 of the Exchange Act and the corporate governance standards of Nasdaq. Our board of directors has determined that each director appointed to our audit committee is financially literate. Our board of directors has determined that Mr. Desheh is an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K.
Compensation Committee
The compensation committee has, among other things, the following responsibilities:
•
review and approve, or recommend that our board of directors approve, the compensation of our executive officers;

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

•
review and recommend to our board of directors the compensation of our directors;

•
administer the 2022 Plan (as defined below);

•
approve equity grants under the 2022 Plan to employees and consultants and recommend such grants to directors for approval by our board of directors;

•
review and approve, or make recommendations to our board of directors with respect to, incentive compensation and equity plans; and

•
review our overall compensation philosophy.

The members of our compensation committee are Ms. Pambianchi, Mr. Deshseh, and Mr. Yeary. Ms. Pambianchi is the chair of our compensation committee.
Nominating and Corporate Governance Committee
The nominating and corporate governance committee has, among other things, the following responsibilities:
•
identify, evaluate, and recommend to our board of directors to select as nominees individuals qualified to become new directors, consistent with criteria approved by our board of directors;

•
review the qualifications of incumbent directors to determine whether to recommend them for reelection at our next annual meeting of the stockholders;

•
identify, evaluate, and recommend to our board of directors to appoint those directors that are qualified to serve on any committee of our board of directors;

•
review and recommend to our board of directors corporate governance principles applicable to us; and

•
oversee the evaluation of our board of directors.

The members of our nominating and corporate governance committee are Governor Huntsman, Ms. Pambianchi, and Mr. Yeboah-Amankwah. Mr. Yeboah-Amankwah is the chair of our nominating and corporate governance committee.
Compensation Committee Interlocks and Insider Participation
None of our executive officers, employees or persons having a relationship requiring disclosure under Item 404 of Regulation S-K has served as a member of our compensation committee. None of our executive officers has served on the board of directors of another entity that has one or more executive officers serving on our board of directors.
Code of Business Conduct and Ethics
We have adopted a Code of Business Conduct and Ethics that applies to all employees and each of our directors and officers, including our principal executive officer and principal financial officer. The purpose of the Code of Business Conduct and Ethics is to promote, among other things, honest and ethical conduct, full, fair, accurate, timely, and understandable disclosure in public communications and reports and documents that we file with, or submit to, the SEC, compliance with applicable governmental laws, rules and regulations, accountability for adherence to the code and the reporting of violations thereof. The Code of Business Conduct and Ethics is available on our website.

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

EXECUTIVE AND DIRECTOR COMPENSATION
Compensation Discussion and Analysis
Introduction
This Compensation Discussion and Analysis section describes our compensation approach and programs for our NEOs, which include our Chief Executive Officer, Chief Financial Officer, and our three other most highly compensated executive officers for the year ended December 31, 2022. Except as otherwise indicated, the information in this section relates to the compensation of our NEOs, and the principles underlying our executive compensation policies, in respect of fiscal year 2022. Our NEOs for the year ended December 31, 2022 were as follows:
•
Prof. Amnon Shashua, Chief Executive Officer;

•
Anat Heller, Chief Financial Officer;

•
Prof. Shai Shalev-Shwartz, Chief Technology Officer;

•
Dr. Gavriel (Gaby) Hayon, Executive Vice President, Research & Development; and

•
Nimrod Nehushtan, Senior Vice President Business Development & Strategy and Co-Manager REM

The following discussion relates to the compensation of our NEOs whose compensation is disclosed below in the “Summary Compensation Table.”
Overview
The primary objective of our executive compensation program is to attract, motivate and retain top talent and drive long-term value. We seek to achieve these objectives through our use of the following compensation initiatives:
•
provide competitive compensation opportunities in order to attract and retain talented, high performing and experienced executive officers, whose knowledge, skills and performance are critical to our success;

•
motivate our executive officers to achieve our business and financial objectives;

•
align the interests of our executive officers with those of our stockholders and our own corporate goals and objectives by tying a meaningful portion of compensation directly to the long-term value and growth of our business; and

•
conform compensation and governance with regular review of external market best practices.

As a publicly traded company, we will continue to evaluate our philosophy and compensation program as circumstances require and we plan to continue reviewing compensation on an annual basis. As part of this review process, we expect to be guided by the philosophy and objectives outlined above, as well as other factors that become relevant to us as a publicly traded company.
Principal Elements of Compensation
The compensation of our NEOs consists of two primary elements: (i) base salary and (ii) equity compensation. Our model focuses on equity compensation as the key element of total compensation. A meaningful portion of executive pay is tied directly to stockholder outcomes and value creation through annual grants of restricted stock units (“RSUs”). We believe awarding RSUs provides a simple, straightforward approach to tying executives’ compensation to our successful business outcomes. As such, annual cash bonuses, perquisites, personal benefits and other compensation elements are not significant elements of the Company’s current compensation program.
Base Salaries.   Base salary is provided as a fixed source of compensation for our executive officers, including our NEOs. Adjustments to base salaries are expected to be determined annually and base salaries

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

may be increased based on the NEO’s performance, as well as to maintain market competitiveness. Additionally, base salaries can be adjusted as warranted throughout the year to reflect promotions or other changes in the scope of breadth of an executive officer’s role or responsibilities.
Other Cash Compensation.   We do not currently provide our NEOs with annual cash incentives or other regular cash bonuses or sales commissions.
Equity Compensation.   Equity based compensation is provided to our NEOs to align their interests with those of our stockholders and is a significant component of our compensation program. Annual equity awards are generally made through time-based restricted stock units and, on occasion, performance-based restricted stock units. Such annual equity awards provide personal long-term incentives based on talent assessment, level of contribution and performance. We adopted a new equity incentive plan in connection with the Mobileye IPO, as described below under “— Equity-Based Compensation Following the Mobileye IPO.”
Determination of Compensation
In fiscal year 2022 and prior to the Mobileye IPO, the appropriate levels of annual salary and equity compensation in the form of RSUs to our CEO were determined by Intel Corporation’s Human Resources department and its CEO. For our NEOs other than our CEO, the appropriate levels of annual salary were determined by our CEO and our Human Resources Department, subject to the approval of Intel Corporation, and equity compensation in the form of RSUs was determined by our board of directors. Following the Mobileye IPO and for the remainder of fiscal year 2022, the appropriate levels of annual salary and equity compensation were subject to the approval of the compensation committee of our board of directors. Such determinations took into account each NEO’s experience and roles as well as the compensation practices of similar companies in our industry.
Following our transition to being a publicly traded company, our compensation committee is responsible for, or assists our board of directors in, fulfilling its governance and supervisory responsibilities, and overseeing our human resources, succession planning, and compensation policies, processes and practices. Our compensation committee is also responsible for ensuring that our compensation policies and practices appropriately balance risk and reward consistent with our risk profile and do not encourage excessive risk-taking behavior by our executive officers, including our NEOs.
Upon the closing of the Mobileye IPO, our board of directors adopted a written charter for the compensation committee, setting out its responsibilities for administering our compensation programs and, as applicable, reviewing and making recommendations to our board of directors concerning the level and nature of the compensation payable to our directors and officers. The compensation committee’s oversight includes reviewing compensation objectives, evaluating performance, and ensuring that total compensation paid to executive officers, including our NEOs, is reasonable, and consistent with the objectives and philosophy of our compensation program.
Compensation Risk
Management conducted a risk assessment of our compensation plans and practices and concluded that our compensation programs do not create risks that are reasonably likely to have a material adverse effect on the Company. The objective of the assessment was to identify any compensation plans or practices that may encourage employees to take unnecessary risk that could threaten the Company. No such plans or practices were identified. Our board of directors has reviewed and agrees with management’s conclusion.
Base Salaries
Generally, initial salaries of our NEOs were established through arm’s length negotiation at the time the individual executive officer was hired. Following the determination of initial salaries, over the years we have conducted annual reviews of each NEO’s base salary and have adjusted as necessary to reflect individual contributions and responsibilities and to maintain market competitiveness.

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

In fiscal years 2022 and 2021, our NEOs received the following base salaries in accordance with the policies described above:
Name	2022 Salary(1) ($)	2021 Salary(1) ($)	Percentage Increase(2)
Prof. Amnon Shashua	758,595	263,417	322%
Anat Heller	237,835	265,780	0%
Prof. Shai Shalev-Shwartz	681,142	761,175	0%
Dr. Hayon	236,147	263,893	0%
Nimrod Nehushtan	179,832	N/A	N/A

(1)
The salary figures include an amount reflecting global overtime and a high-tech addition, which is a fixed salary component for each NEO, as applicable. Such high-tech addition component was cancelled in March 2022, to all of the Company’s employees, and the component amount was divided between the base salary and global overtime component.

(2)
These percentage increases were calculated based on the salary amounts in NIS, which is the currency that was used to pay these salaries. The amounts were converted according to the closing foreign exchange rate of U.S. dollar/NIS for December 31, 2022 at $1/NIS3.519 and for December 25, 2021 at $1/NIS 3.149.

Other Compensation — Retirement and Welfare Benefits
Our executives generally receive benefits required under Israeli law or that are customary for senior executives in Israel, such as reimbursement of expenses, paid vacation days, sick leave, pension and/or a manager’s insurance policy and Advanced Study Fund. The retirement and welfare benefit programs are a necessary element of the total compensation package to ensure a competitive position in attracting and retaining a committed workforce. Participation in these programs is not tied to performance.
•
Pension and Severance Benefits.   In Israel, we generally provide our executives, including our NEOs, with severance, pension, disability and Advanced Study Fund benefits in line with both Israeli law and customary compensation practices among technology companies. Israeli law generally requires Israeli employers to pay severance benefits upon (i) the retirement or death of an employee; (ii) termination of employment by the employer (except in circumstances that permit the employer to terminate the employment of the employee without paying severance amounts); or (iii) in certain circumstances, termination of employment by the employee. In accordance with Israeli law, the severance benefit is equal to one month’s salary (at the most recent salary prior to termination) for each full year of employment and a pro rata portion of one month’s salary for each portion of a year of employment following the first full year of employment. For pension and severance purposes, the Company generally contributes a monthly amount equal to 14.83% of the employee’s salary toward manager insurance/pension funds. For pension purposes, we contribute 6.5% of the employee’s salary and the employee contributes 6% of their salary. For severance compensation purposes, we generally contribute a monthly amount equal to 8.33% of the employee’s salary. If the employee is eligible to receive severance, as described above, and the contributions to the applicable funds are not sufficient to cover such severance entitlement, the Company will supplement the severance payments to ensure compliance with legal requirements.

•
Health and Welfare Plans.   Generally, benefits available to our Israel-based employees are available to all employees on the same basis, which include welfare benefits, annual vacation leave, sick leave, convalescence pay, transportation expense reimbursement, Advanced Study Fund, life and disability insurance and other customary or mandatory social benefits in Israel. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute of Israel. These amounts also include payments for national health insurance. The payments to the National Insurance Institute amount to approximately 19.6% of wages (up to monthly wages of approximately NIS 48,065, approximately $13,659), of which the employee contributes approximately 7% toward national insurance and 5% toward national health insurance and the employer contributes approximately 7.6% toward national insurance.

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

Executive Benefits and Perquisites
•
Lease of Automobiles.   As is customary in Israel, we lease automobiles for certain of our NEOs, including for Ms. Heller and Prof. Shwartz. The lease amount and the applicable taxes are deducted from Ms. Heller’s salary on a monthly basis (NIS 4,900, approximately $1,392, per month). Prof. Shwartz’s automobile lease is paid for by the Company and Prof. Shwartz pays for the taxes incurred in connection with this benefit.

Equity-Based Compensation
Equity-Based Compensation Prior to the Mobileye IPO
Prior to the Mobileye IPO, executive officers of the Company were incentivized and rewarded through the grant of Intel equity awards under the Intel Corporation 2006 Equity Incentive Plan (the “Intel Plan”). All outstanding equity awards awarded under the Intel Plan were awarded prior to the Mobileye IPO and will continue to vest and remain outstanding under the Intel Plan.
In 2017, when Mobileye was acquired by Intel, certain option awards held by then-current executives were converted into Intel option awards (the “2017 Options”). All 2017 Options that were granted to our NEOs are now fully vested. The option awards exercised in fiscal year 2022 are set forth in the “Option Exercises and Stock Vested Table” below. The 2017 Options that remain outstanding are reflected in the “Outstanding Equity Awards at Fiscal Year-End Table” below.
Equity-Based Compensation Following the Mobileye IPO
Following the Mobileye IPO, we established a compensation committee that is responsible for making recommendations for equity awards to be granted to our executive officers and making equity-based incentive awards under the Mobileye Global Inc. 2022 Equity Incentive Plan (the “2022 Plan”). The 2022 Plan was adopted by our board of directors on January 30, 2022 and approved by our stockholder on September 30, 2022. In October 2022, the Company’s board of directors approved grants of Mobileye restricted stock units (the “ME RSUs”) under the 2022 Plan to our executive officers as set forth in the “New Equity Awards” section, the “Summary Compensation Table” and “Grants of Plan-Based Awards in the Year Ended December 31, 2022,” table below.
Performance awards may be granted to our NEOs on occasion. When granted, they are intended to align interests of executives with those of stockholders through the use of measures we believe drives long-term success for the Company. In fiscal year 2022, we did not grant any performance-based awards to our NEOs.
Authorized Shares.   The maximum number of shares that may be issued under the 2022 Plan is 40,095,595 shares, subject to adjustment upon certain changes in the Company’s capitalization.
Administration.   The 2022 Plan is administered by our compensation committee.
Eligibility.   Persons eligible to participate in the 2022 Plan are those employees, outside directors and consultants, as selected from time to time by our compensation committee in its discretion.
Types of Awards.   Our compensation committee may award options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code, non-qualified stock options, stock appreciation rights, restricted shares of common stock and RSUs to participants subject to such conditions and restrictions as it may determine, as described below.
•
Options.   The option exercise price of each option will be determined by our compensation committee but may not, generally, be less than 100% of the fair market value of our common stock on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

•
Stock Appreciation Rights.   Stock appreciation rights entitle the recipient to shares of common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

exercise price may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed 10 years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.
•
Restricted Stock and Restricted Stock Units.   Restricted Stock and RSUs may require the achievement of certain performance goals and/or continued employment with us through a specified vesting period. No condition that is based on performance criteria and level of achievement versus such criteria shall be based on performance over a period of less than one year. Dividends or dividend equivalent rights shall be payable in cash or in additional shares with respect to RSUs only to the extent specifically provided for by the compensation committee.

Amendment.   Subject to certain restrictions, our board of directors may amend, alter or discontinue the 2022 Plan and the board of directors or the compensation committee may, to the extent permitted by the 2022 Plan, amend any award agreement, provided that stockholder approval will be obtained for any amendment required to be submitted for stockholder approval to comply with applicable stock market or exchange rules and regulations.
No awards may be granted under the 2022 Plan after January 30, 2032 or such earlier date as the board of directors may determine, and no incentive stock options may be granted under the 2022 Plan after the date that is ten years from the date the 2022 Plan was approved by the board of directors.
New Equity Awards
We have not established any additional compensation plans for the NEOs in fiscal year 2022. We made the following additional equity grants to our NEOs in fiscal year 2022:
Prof. Amnon Shashua: Prof. Shashua received: (i) an annual base salary of $800,000(1); and (ii) an annual equity award representing approximately $14,200,000. Additionally, Prof. Shashua exercised his option to invest $10,000,000 of his own capital in Mobileye, to be matched on a three-to-one basis by Mobileye. Accordingly, Prof. Shashua invested $10,000,000 by purchasing shares of our Class A common stock in the Mobileye IPO and Mobileye matched this investment through grants of additional awards of our equity representing $30,000,000, vesting 50% in the fourth year following the completion of the Mobileye IPO and 50% in the fifth year following the completion of the Mobileye IPO.

(1)
Converted to NIS 2,679,996 according to U.S. dollar/ NIS exchange rate of $1/ NIS 3.35.

Other NEOs:
Name and Principal Position	Total Grant of ME RSUs ($)(1)
Anat Heller, Chief Financial Officer	3,284,547
Prof. Shai Shalev-Shwartz, Chief Technology Officer	9,999,990
Dr. Gavriel Hayon, Executive Vice President, Research & Development	2,284,548
Nimrod Nehushtan, Senior Vice President, Business Development & Strategy and Co-Manager REM	1,964,970

(1)
The ME RSUs vest over a three-year period, and of which a portion will vest six months following the date of grant.

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

Fiscal Year 2022 Summary Compensation Table
Name and Principal Position	Year	Salary ($)(1)	Stock Awards($)(2)	All Other Compensation ($)(3)	Total ($)
Prof. Amnon Shashua, Chief Executive Officer	2022	758,595	44,199,981	167,344(4)	45,125,920
	2021	263,417		68,952	332,369
Anat Heller, Chief Financial Officer	2022	237,835	3,284,547	49,705(5)	3,572,086
	2021	265,780	511,897	57,317	834,994
Prof. Shai Shalev-Shwartz, Chief Technology Officer	2022	681,142	9,999,990	22,402(6)	10,703,534
	2021	761,175	3,071,287	31,441	3,863,903
Dr. Gavriel Hayon, Executive Vice President, Research & Development	2022	236,147	2,284,548	54,815(7)	2,575,510
	2021	263,893	1,917,736	62,686	2,244,315
Nimrod Nehushtan, Senior Vice President, Business Development & Strategy and Co-Manager REM	2022	179,832	1,964,970	44,128(8)	2,188,930

(1)
Salary paid in NIS. The amounts were converted according to the closing foreign exchange rate of U.S. dollar/ NIS for December 31, 2022 at $1/NIS 3.519 and for December 25, 2021 at $1/NIS 3.149. The salary figure includes the NEO’s base salary and global overtime.

(2)
All awards granted in year 2021 are Intel RSUs; all awards granted in year 2022 are ME RSUs. The amounts reported reflect the aggregate grant date fair value of each stock award computed in accordance with FASB ASC Topic 718 or under the assumptions noted. For information regarding the assumptions used in determining the fair value of an award for year 2022 shown in this column, please refer to note 6 in the consolidated financial statements included in the Annual Report on Form 10-K for fiscal year 2022. For information regarding the assumptions used in determining the fair value of an award in 2021 shown in this column please refer to note 18 in Intel Corporation’s financial statements contained in its Annual Report on Form 10-K for the year ended December 25, 2021.

(3)
Amounts reported in this column include benefits and perquisites, including those mandated by Israeli law.

(4)
The “All Other Compensation” amount reported for Prof. Amnon Shashua represents pension benefit contributions of $112,610, an Advanced Study Fund contribution of $45,516, a patent grant cash award of $4,901, and other miscellaneous benefits.

(5)
The “All Other Compensation” amount reported for Ms. Heller represents pension benefit contributions of $33,672, an Advanced Study Fund contribution of $13,340, and other miscellaneous benefits.

(6)
The “All Other Compensation” amount reported for Prof. Shai Shalev represents a pension benefit contribution of $6,069, a patent grant cash award of $2,505, an automobile allowance of $10,844, and other miscellaneous benefits.

(7)
The “All Other Compensation” amount reported for Dr. Gavriel Hayon represents pension benefit contributions of $36,319, an Advanced Study Fund contribution of $14,335, and other miscellaneous benefits.

(8)
The “All Other Compensation” amount reported for Mr. Nimrod Nehushtan represents pension benefit contributions of $27,072, an Advanced Study Fund contribution of $10,943, and other miscellaneous benefits.

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

Grants of Plan-Based Awards in the Year Ended December 31, 2022
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Grant Date Fair Value of Stock and Option Awards(1)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Prof. Amnon Shashua, Chief Executive Officer	October 26, 2022	N/A	N/A	N/A	N/A	N/A	N/A	2,104,761	N/A	$44,199,981
Anat Heller, Chief Financial Officer	October 26, 2022	N/A	N/A	N/A	N/A	N/A	N/A	156,407	N/A	$3,284,547
Prof. Shai Shalev-Shwartz, Chief Technology Officer	October 26, 2022	N/A	N/A	N/A	N/A	N/A	N/A	476,190	N/A	$9,999,990
Dr. Gavriel Hayon, Executive Vice President, Research & Development	October 26, 2022	N/A	N/A	N/A	N/A	N/A	N/A	108,788	N/A	$2,284,548
Nimrod Nehushtan, Senior Vice President, Business Development & Strategy and Co-Manager REM	October 26, 2022	N/A	N/A	N/A	N/A	N/A	N/A	93,570	N/A	$1,964,970

(1)
The amounts reported reflect the aggregate grant date fair value of each stock award computed in accordance with FASB ASC Topic 718 or under the assumptions noted. For information regarding the assumptions used in determining the fair value of an award shown in this column, please refer to note 6 in the consolidated financial statements included in the Annual Report on Form 10-K for fiscal year 2022.

Employment and Other Agreements
We have entered into employment agreements with Prof. Shashua, Ms. Heller, Prof. Shwartz, Dr. Hayon and Mr. Nehushtan, which are summarized below. Each agreement is governed by Israeli law and provides for customary non-competition and non-solicitation provisions during the term of the agreements and for twelve months after termination of their employment for any reason (except for Prof. Shashua whose non- competition and non-solicitation provisions continue for eighteen months).
Prof. Shashua
Prof. Shashua is the founder and Chief Executive Officer of the Company and has been with the Company since 1999. On July 24, 2014, we entered into an amended employment agreement with Prof. Shashua. The employment agreement provides for Prof. Shashua’s employment through a term of at least five years, and sets forth his annual salary, eligibility to receive grants of option awards, vacation leave (24 days), sick leave, reimbursement for reasonable travel and other business expenses, and eligibility to participate in benefit plans generally. Prof. Shashua’s employment agreement also ensures certain payments under an accepted manager’s insurance scheme or pension fund in the following amounts: (i) 8.33% of his salary for severance, (ii) 6.5% of his salary for pension (Prof. Shashua also contributes 6% of his salary toward such fund) and (iii) up to 2.5% of his salary towards disability insurance. The Company also maintains an Advanced Study Fund, under which the Company contributes an amount equal to 7.5% of his gross salary (representing 80% of the sum of salary, travel expense and convalesce) on a monthly basis, and

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

Prof. Shashua contributes 2.5% of his gross salary on a monthly basis. If Prof. Shashua’s employment is terminated for reasons other than for “cause” (as defined in his employment agreement), or he resigns from the Company by “deemed dismissal” (as defined in his employment agreement), then he is entitled to receive, in addition to any severance payments, his base salary and all other benefits and entitlements under his employment agreement and any other agreement, for two months following the date of his termination. In addition, all unvested option awards and restricted stock unit awards will immediately vest. If Prof. Shashua’s employment is terminated for reasons other than for “cause” or he resigns from the Company by “deemed dismissal” in connection with a “change in control” (as defined in his employment agreement), he is entitled to receive such benefits and entitlements for a period of twelve months.
As disclosed above, on June 1, 2022, we entered into an offer letter with Prof. Shashua. The offer letter sets forth Prof. Shashua’s annual base salary and annual equity award. The Company also provided Prof. Shashua with a 3:1 matching equity grant on Prof. Shashua’s investment with Mobileye, as described in the “New Equity Awards” section above.
Ms. Heller
Ms. Heller, our Chief Financial Officer, joined the Company in April 2008. On September 1, 2015, we entered into the current employment agreement with Ms. Heller. The employment agreement sets forth Ms. Heller’s annual salary, global overtime, high-tech addition, which is a fixed salary component (as described in footnote 1 to the table under “Base Salaries” above), vacation leave (24 days), sick leave, reimbursement for travel expenses and, monthly convalescence pay. The Company also contributes the following amounts toward an accepted manager’s insurance policy (Bituach Menahalim) and pension fund: a sum equal to 8.33% of her salary for severance purposes, 6.5% of her salary for pension purposes (Ms. Heller also contributes 6% of her salary toward such fund) and up to 0.55% of her salary towards disability insurance. Ms. Heller’s employment agreement also ensures certain payments to an Advance Study Fund, under which the Company contributes an amount equal to 7.5% of her gross salary (representing 80% of the sum of salary, travel expense and convalesce) on a monthly basis, and Ms. Heller contributes 2.5% of her gross salary on a monthly basis.
The Company and Ms. Heller may terminate her employment agreement for any reason by providing thirty days’ prior written notice or pay in lieu of notice. Ms. Heller is entitled to the transfer of the funds in her severance fund only if her termination would entitle her to severance under the Severance Pay Law 5723-1963.
Prof. Shwartz
On August 2, 2010, we entered into an employment agreement with Prof. Shai Shalev-Shwartz, our Chief Technology Officer. The employment agreement sets forth his annual salary, global overtime, high-tech addition, which is a fixed salary component (as described in footnote 1 to the table under “Base Salaries” above), vacation leave (21 days), sick leave, reimbursement for travel expenses, and monthly convalescence pay. The Company also contributes the following amounts towards an accepted manager’s insurance policy (Bituach Menahalim): a sum equal to 8.33% of his “Contribution Salary” (as such term is defined below) for severance purposes, 6.5% of his “Contribution Salary” and for pension purposes (Prof. Shwartz also contributes 6% of his “Contribution Salary” toward such fund). “Contribution Salary” for purposes of his agreement means an amount approximately equal to the national average salary.
The Company and Prof. Shwartz may terminate his employment agreement for any reason by providing thirty days’ prior written notice or pay in lieu of notice. Prof. Shwartz is entitled to the transfer of the funds in his severance fund only if his termination would entitle him to severance under the Severance Pay Law 5723-1963.
Dr. Hayon
On August 1, 1999, we entered into an employment agreement with Dr. Hayon, our Executive Vice President of Research & Development. The employment agreement sets forth his annual salary, vacation leave (24 days), sick leave and reimbursement for business related expenses. Dr. Hayon is also entitled to global overtime and was entitled to high-tech addition, which is a fixed salary component (as described in

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

footnote 1 to the table under “Base Salaries” above). The Company also contributes the following amounts toward an accepted manager’s insurance policy (Bituach Menahalim): a sum equal to 8.33% of his salary for severance purposes, 6.5% of his salary for pension purposes (Dr. Hayon also contributes 6% of his salary toward such fund) and up to 0.55% of his salary towards disability insurance. Dr. Hayon’s employment agreement also ensures certain payments to an Advanced Study Fund, under which the Company contributes an amount equal to 7.5% of his gross salary (representing 80% of the sum of salary, travel expense and convalesce) on a monthly basis, and Dr. Hayon contributes 2.5% of his gross salary on a monthly basis.
The Company and Dr. Hayon may terminate his employment agreement for any reason by providing thirty days’ prior written notice or pay in lieu of notice. Dr. Hayon is entitled to the transfer of the funds in his severance fund only if his termination would entitle him to severance under the Severance Pay Law 5723-1963.
Mr. Nehushtan
On May 2, 2017, we entered into an employment agreement with Mr. Nehushtan, our Senior Vice President Business Development & Strategy and Co-Manager REM. The employment agreement sets forth his annual salary, global overtime, high-tech addition, which is a fixed salary component (as described in footnote 1 to the table under “Base Salaries” above), vacation leave (17 days), sick leave, reimbursement for travel expenses, and monthly convalescence pay. The Company also contributes the following amounts toward an accepted manager’s insurance policy (Bituach Menahalim): a sum equal to 8.33% of his salary for severance purposes, and 6.5% of his salary for pension purposes (Mr. Neshushtan also contributes 6% of his salary toward such fund) and up to 0.55% of his salary towards disability insurance. Mr. Nehushtan’s employment agreement also ensures certain payments to an Advanced Study Fund, under which the Company contributes an amount equal to 7.5% of his gross salary (representing 80% of the sum of salary, travel expense and convalesce) on a monthly basis, and Mr. Nehushtan contributes 2.5% of his gross salary on a monthly basis.
The Company and Mr. Nehushtan may terminate his employment agreement for any reason by providing thirty days’ prior written notice or pay in lieu of notice. Mr. Nehushtan is entitled to the transfer of the funds in his severance fund, only if his termination would entitle him to severance under the Severance Pay Law 5723-1963.
Pension Benefits; Nonqualified Deferred Compensation
The Company does not maintain a nonqualified deferred compensation plan for the benefit of the NEOs and none of the NEOs participate in a defined benefit pension plan maintained by the Company.

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

Outstanding Equity Awards at Fiscal Year-End Table
			Option Awards					Stock Awards
Name	Date of Grant	INTC / MBLY Stock	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (($)(2)
Prof. Amnon Shashua, Chief, Executive Officer	10/26/2022	MBLY	N/A	N/A	N/A	N/A	N/A	676,190(3)	$35.06	N/A	23,707,222
	10/26/2022	MBLY	N/A	N/A	N/A	N/A	N/A	1,428,571(4)	$35.06	N/A	50,085,701
	8/8/2017	INTC	2,098,578	N/A	N/A	26.89	8/15/23	N/A	N/A	N/A	N/A
Anat Heller, Chief Financial Officer	10/26/2022	MBLY	N/A	N/A	N/A	N/A	N/A	61,169(5)	$35.06	N/A	2,144,585
	10/26/2022	MBLY	N/A	N/A	N/A	N/A	N/A	95,238(6)	$35.06	N/A	3,339,044
	10/30/2020	INTC	N/A	N/A	N/A	N/A	N/A	3,225(7)	$26.43	N/A	85,237
	10/30/2021	INTC	N/A	N/A	N/A	N/A	N/A	6,339(8)	$26.43	N/A	167,540
Prof. Shai Shalev-Shwartz, Chief Technology Officer	10/26/2022	MBLY	N/A	N/A	N/A	N/A	N/A	476,190(9)	$35.06	N/A	16,695,221
	10/30/2020	INTC	N/A	N/A	N/A	N/A	N/A	19,350(10)	$26.43	N/A	511,421
	10/30/2021	INTC	N/A	N/A	N/A	N/A	N/A	38,033(11)	$26.43	N/A	1,005,212
Dr. Gavriel Hayon, Executive Vice President, Research & Development	10/26/2022	MBLY	N/A	N/A	N/A	N/A	N/A	108,788(12)	$35.06	N/A	3,814,107
	10/30/2020	INTC	N/A	N/A	N/A	N/A	N/A	12,082(13)	$26.43	N/A	319,327
	10/30/2021	INTC	N/A	N/A	N/A	N/A	N/A	23,748(14)	$26.43	N/A	627,660
Nimrod Nehushtan, Senior Vice President Business Development & Strategy and Co-Manager REM	10/26/2022	MBLY	N/A	N/A	N/A	N/A	N/A	93,570(15)	$35.06	N/A	3,280,564
	01/30/2020	INTC	N/A	N/A	N/A	N/A	N/A	568(16)	$26.43	N/A	15,012
	10/30/2020	INTC	N/A	N/A	N/A	N/A	N/A	484(17)	$26.43	N/A	12,792
	10/30/2021	INTC	N/A	N/A	N/A	N/A	N/A	3,488(18)	$26.43	N/A	92,188

(1)
Represents restricted stock units granted under the Intel Plan (the “Intel RSUs”) and ME RSUs. Such Intel RSUs and ME RSUs vest in annual installments over three years, subject to continued employment.

(2)
Determined with reference to $35.06, the closing price of a share of Mobileye common stock on the last trading day before December 31, 2022, and $26.43, the closing price of a share of Intel common stock on the last trading day before December 31, 2022.

(3)
On October 26, 2022, a total of 676,190 ME RSUs were granted with the following vesting schedule: on April 26, 2023 — 270,476 RSUs; October 26, 2023 — 202,857 RSUs; and October 26, 2024 — 202,857 RSUs.

(4)
On October 26, 2022, a total of 1,428,571 ME RSUs were granted with the following vesting schedule: on October 26, 2026 — 714,285 RSUs; and October 26, 2027 — 714,286 RSUs.

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

(5)
On October 26, 2022, a total of 61,169 ME RSUs were granted and will vest on April 26, 2023.

(6)
On October 26, 2022, a total of 95,238 ME RSUs were granted with the following vesting schedule: on October 26, 2023 — 38,095 RSUs; October 26, 2024 — 28,571 RSUs; and October 26, 2025 — 28,572 RSUs.

(7)
On October 30, 2020, a total of 17,916 Intel RSUs were granted with the following vesting schedule: October 30, 2021 — 9,853 RSUs; October 30, 2022 — 4,838 RSUs; and October 30, 2023 — 3,225 RSUs.

(8)
On October 30, 2021, a total of 11,121 Intel RSUs were granted with the following vesting schedule: October 30, 2022 — 4,782 RSUs; October 30, 2023 — 3,169 RSUs; and October 30, 2024 — 3,170 RSUs.

(9)
On October 26, 2022, a total of 476,190 ME RSUs were granted with the following vesting schedule: on April 26, 2023 — 190,476 RSUs; June 26, 2024 — 142,857 RSUs; and June 26, 2025 — 142,857 RSUs.

(10)
On October 30, 2020, a total of 107,495 Intel RSUs were granted with the following vesting schedule: October 30, 2021 — 59,122 RSUs; October 30, 2022 — 29,023 RSUs; and October 30, 2023 — 19,350 RSUs.

(11)
On October 30, 2021, a total of 66,724 Intel RSUs were granted with the following vesting schedule: October 30, 2022 — 28,691 RSUs; October 30, 2023 — 19,016 RSUs; and October 30, 2024 — 19,017 RSUs.

(12)
On October 26, 2022, a total of 108,788 ME RSUs were granted with the following vesting schedule: on April 26, 2023 — 43,515 RSUs; June 26, 2024 — 32,636 RSUs; and June 26, 2025 — 32,637 RSUs.

(13)
On October 30, 2020, a total of 67,120 Intel RSUs were granted with the following vesting schedule: October 30, 2021 — 36,916 RSUs; October 30, 2022 — 18,122 RSUs; and October 30, 2023 — 12,082 RSUs.

(14)
On October 30, 2021, a total of 41,663 Intel RSUs were granted with the following vesting schedule: October 30, 2022 — 17,915 RSUs; October 30, 2023 — 11,874 RSUs; and October 30, 2024 — 11,874 RSUs.

(15)
On October 26, 2022, a total of 93,570 ME RSUs were granted with the following vesting schedule: on April 26, 2023 — 30,878 RSUs; June 26, 2024 — 30,878 RSUs; and June 26, 2025 — 31,814 RSUs.

(16)
On January 30, 2020, a total of 1,702 Intel RSUs were granted with the following vesting schedule: January 30, 2021 — 567 RSUs; January 30, 2022 — 567 RSUs; and January 30, 2023 — 568 RSUs.

(17)
On October 30, 2020, a total of 2,688 Intel RSUs were granted with the following vesting schedule: October 30, 2021 — 1,478 RSUs; October 30, 2022 — 726 RSUs; and October 30, 2023 — 484 RSUs.

(18)
On October 30, 2021, a total of 6,118 Intel RSUs were granted with the following vesting schedule: October 30, 2022 — 2,630 RSUs; October 30, 2023 — 1,744 RSUs; and October 30, 2024 — 1,744 RSUs.

Option Exercises and Stock Vested Table*
	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Prof. Amnon Shashua, Chief Executive Officer	1,278,053	26,402,347	N/A	N/A
Anat Heller, Chief Financial Officer	N/A	N/A	9,620	275,276
Prof. Shai Shalev-Shwartz, Chief Technology Officer	N/A	N/A	57,714	1,651,486
Dr. Gavriel Hayon, Executive Vice President, Research & Development	N/A	N/A	36,037	1,031,199
Nimrod Nehushtan, Senior Vice President, Business Development & Strategy and Co-Manager REM	N/A	N/A	3,923	123,297

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

*
All exercised and vested options and RSUs are Intel options and RSUs.

(1)
The value realized has been calculated by multiplying the number of shares acquired upon exercise by the difference between the exercise price and the closing market price of Intel common stock on the date of exercise.

(2)
The value reported is the Intel market value (average of high and low price of a share of Intel common stock on the Nasdaq) on the date of release multiplied by the number of shares that vested.

Potential Payments Upon Termination or Change-In-Control
The table below quantifies certain compensation and benefits that would have become payable to our CEO if his employment had terminated on December 31, 2022, as a result of each of the termination scenarios set forth in the table.
Named Executive Officer	Termination Scenario	Cash Severance(1) ($)	RSU Acceleration ($)	Stock Option Acceleration ($)	Other ($)	Total ($)
Prof. Amnon Shashua, Chief	Termination without Cause or
Executive Officer	a Deemed Dismissal	1,059,799	N/A	N/A	154,323(2)	1,214,122
	Termination as a result of
	Change in Control	1,059,799	N/A	N/A	925,939(3)	1,985,738

(1)
The amounts detailed in this column reflect the supplement payment the Company will be required to pay in case the termination is initiated by the Company. Such supplement amount, together with the amounts accumulated in the severance funds, reflect the entire severance amount Prof. Shashua would have been entitled to in case of termination on the relevant date.

(2)
Termination without Cause or termination in the event of Deemed Dismissal (as defined in Prof. Shashua’s employment agreement) entitles Prof. Shashua to his salary and all other benefits and entitlements under his agreement for a period of two months. This amount reflects Prof. Shashua’s salary and other benefits and entitlements for a two-month period. Such other benefits and entitlements represent pension benefit contributions, Advanced Study Fund contributions, patent grant cash award amounts and other miscellaneous benefits, as set forth in the “All Other Compensation” column of the Summary Compensation Table (which reflects the amount paid in fiscal year 2022), but payable under these termination circumstances for only the two-month period.

(3)
Termination as a result of a Change in Control (as defined in Prof. Shashua’s employment agreement) entitles Prof. Shashua to his salary and all other benefits and entitlements under his agreement for a period of twelve months. This amount reflects Prof. Shashua’s salary and other benefits and entitlements for a twelve-month period. Such other benefits and entitlements represent pension benefit contributions, Advanced Study Fund contributions, patent grant cash award amounts and other miscellaneous benefits, as set forth in the “All Other Compensation” column of the Summary Compensation Table (which reflects the amount paid in fiscal year 2022), payable under these termination circumstances for a twelve-month period.

For our NEOs other than Prof. Shashua (whose notice is as set forth above), if their employment agreement is terminated for any reason, they are entitled to thirty days’ prior written notice or pay in lieu of notice. Additionally, each NEO would be entitled to the transfer of the funds in their severance fund and potentially an additional amount if the specific termination would entitle the executive to severance under the Severance Pay Law 5723-1963 (“Severance Pay Law”). If the employment of Ms. Heller, Prof. Shwartz, Dr. Hayon and Mr. Nehushtan had terminated on December 31, 2022, under circumstances that entitle them to severance under the Severance Pay Law, they would have received a payout for severance in the amount of $74,958, $476,207, $154,737, and $51,295, respectively, which amounts do not include those amounts that would be transferred to such NEO from the NEO’s severance and other funds.

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

Director Compensation
The following table sets forth a summary of the compensation we paid to each non-employee member of our board of directors for fiscal year 2022. Other than as set forth in the table and described more fully below, during the fiscal year 2022, we did not pay any fees to, make any equity awards or non-equity awards to, or pay any other compensation to the non-employee members of our board of directors.
Name	Fees earned or paid in cash ($)(1)	Stock awards ($)(2)	Total ($)
Patrick P. Gelsinger	N/A	N/A	N/A
Eyal Desheh	11,014	199,983	210,997
Jon M. Hunstman, Jr.	11,014	199,983	210,997
Claire C. McCaskill	11,014	199,983	210,997
Christine Pambianchi	N/A	N/A	N/A
Frank D. Yeary	11,014	199,983	210,997
Saf Yeboah-Amankwah	N/A	N/A	N/A

(1)
The amounts reported in this column represent the aggregate dollar amount of all fees earned or paid in cash to each non-employee director in fiscal year 2022 for their service as a director, including any annual retainer fees, committee and/or chair fees.

(2)
The amounts reported reflect the aggregate grant date fair value of each stock award computed in accordance with FASB ASC Topic 718 or under the assumptions noted. For information regarding the assumptions used in determining the fair value of an award shown in this column, please refer to note 6 in the consolidated financial statements included in the Annual Report on Form 10-K for fiscal year 2022. The ME RSUs vest over a three-year period.

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the director and executive officer compensation arrangements discussed above in the section entitled “Executive and Director Compensation,” this section describes transactions, or series of related transactions, during our last three fiscal years or currently proposed, to which we were a party or will be a party, in which:
•
the amount involved exceeded or will exceed $120,000; and

•
any of our directors, executive officers, or beneficial owners of more than 5% of any class of our capital stock, or any members of the immediate family of and any entity affiliated with any such person, had or will have a direct or indirect material interest.

Historical Related Party Transactions
Prior to the Mobileye IPO, we operated as part of Intel’s broader corporate organization rather than as a standalone public company. Intel has performed or supported various corporate services for us, and we have engaged in various transactions with Intel. The previous arrangements we had with Intel and/or other related persons are described below.
Equity Conversion Arrangements for Purposes of Funding Acquisitions
For purposes of its acquisition of Mobileye, Intel entered into a loan agreement in 2017 to make available to us up to an aggregate principal amount of $20 billion (the “2017 Loan”). The principal amount of the 2017 Loan was denominated in U.S. dollars and the interest rate was based on the short term quarterly Applicable Federal Rate published by the Internal Revenue Service.
In 2019, the outstanding principal balance of $15.3 billion on the 2017 Loan was converted to equity as a contribution by Intel to us, thereby canceling the principal. In 2020, $679 million of accrued interest was converted to equity as a contribution by Intel to us. There was no outstanding principal or interest balance as of December 31, 2022, December 25, 2021 and December 26, 2020. Interest expense recognized by us totaled $0 million, $0 million and $1 million for the years ended December 31, 2022, December 25, 2021 and December 26, 2020, respectively.
Loan Arrangements
We entered into a series of bilateral lending/borrowing arrangements with Intel. The purposes of the facilities were to enable bilateral cash movements between the parties. The arrangements were denominated in U.S dollars.
In 2017, we and Intel entered into a bilateral lending/borrowing arrangement (“Arrangement 1”) to make available to either party up to an aggregate principal amount of $1.5 billion. Arrangement 1 has a mechanism of automatic renewal for additional periods of one year. In 2021, Arrangement 1 was amended to increase the capacity from $1.5 billion to $1.8 billion, and was automatically renewed to December 2022. On October 25, 2022, Arrangement 1 was terminated.
In 2017, we and Intel entered into a bilateral lending/borrowing arrangement (“Arrangement 2”) to make cash available to either party up to an aggregate principal amount of $750 million. Arrangement 2 has a mechanism for automatic renewal for additional periods of one year each. In March 2022, Arrangement 2 was amended to increase the aggregate principal amount from $750 million to $1.0 billion and the maturity date was extended to March 2023. On March 7, 2023, Arrangement 2 was terminated.
In 2021, we and Intel entered into a bilateral lending/borrowing arrangement (“Arrangement 3” and, together with Arrangement 1 and Arrangement 2, the “Bilateral Loan Arrangements”) to make cash available to either party up to an aggregate principal amount of $100 million. Arrangement 3 had a maturity date of July 2022 with a mechanism for automatic renewal for additional periods of one year. In March 2022, Arrangement 3 was amended to increase the aggregate principal amount available to draw from $100 million to $500 million. The interest rate is based on an applicable margin of 0.0% with an option for Intel to elect to increase or decrease the applicable margin on or after the first day of the 2022 fiscal year. On October 25, 2022, Arrangement 3 was terminated.

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

The total outstanding balance under the Bilateral Loan Arrangements was zero and $1.3 billion as of December 31, 2022 and December 25, 2021, respectively. Interest income recognized by us related to the Bilateral Loan Arrangements totaled $18 million, $3 million and $6 million for the year ended December 31, 2022, December 25, 2021 and December 26, 2020, respectively.
Dividend Note
On April 21, 2022, we and Intel signed a loan agreement whereby we agreed to issue a promissory note to Intel in an aggregate principal amount of $3.5 billion (the “Dividend Note”). The Dividend Note was scheduled to mature on April 21, 2025 and accrued interest at a rate equal to 1.26% per annum, such interest to accrue quarterly. Prior to June 30, 2024, such interest would be paid by being automatically added to the outstanding principal amount of the loan and would thereafter be payable quarterly in cash in arrears and would also be payable upon any prepayment, whether in whole or in part, to the extent accrued on the amount being prepaid and upon maturity. Under the Dividend Note, we had the right, at our option, on any business day, to prepay the loan, including principal and any accrued interest thereon, in whole or in part without premium or penalty. In November 2022, we used approximately $0.9 billion out of the net proceeds from the Mobileye IPO to repay a portion of the indebtedness under the Dividend Note and Intel contributed to us the remaining portion of the Dividend Note (plus related accrued interest) in the amount of $2.6 billion, such that no amounts under the Dividend Note remain owed by us to Intel as of December 31, 2022. Interest expense recognized by us totaled $24 million for the year ended December 31, 2022.
Dividend and Capital Distribution
In connection with the Reorganization, on May 12, 2022, we declared and paid a dividend in an aggregate amount of $336 million to Intel, net of $14 million of cash paid to tax authorities to settle related tax obligations. In addition, prior to the Mobileye IPO in October 2022, we made a capital distribution to Intel in the amount of $1.1 million.
Stock Compensation Recharge Agreement
On August 8, 2017, we entered into a stock compensation recharge agreement with Intel, which requires us to reimburse Intel for certain amounts relating to the value of share-based compensation provided to our employees for RSUs or stock options exercisable in Intel stock. The reimbursement amounts recorded as an adjustment to additional paid-in capital in the consolidated statements of equity were $118 million, $162 million and $78 million for 2022, 2021 and 2020, respectively.
Hedging Services
At the beginning of 2021, we entered into a hedging services agreement with Intel, according to which we are entitled to a certain allocation of the gains and obligated to a certain allocation of the losses arising from the execution of hedging contracts entered into by Intel to hedge its forecasted cash flow exposure to changes in the U.S. Dollar / New Israeli Shekel exchange rate. In October 2022, we de-designated our outstanding hedge instruments and will no longer participate in the hedging services agreement with Intel. The payments to Intel for these services were immaterial. As of October 25, 2022, Mobileye is no longer a party to this agreement.
Development Services
We have historically relied on Intel to provide certain development services, including research, technical work on technology, products and solutions, construction and ancillary administrative services. The Company paid for these services on a quarterly basis. Following our recruitment of certain employees relating to the Mobileye business from Intel during 2022, and the intercompany agreements that came into effect upon consummation of the Mobileye IPO, the agreement for development services was terminated on October 25, 2022.

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

Travel Related Expenses
We have reimbursed our Chief Executive Officer for reasonable travel related expenses incurred while conducting business on behalf of our company. For 2022, 2021 and 2020, travel related reimbursements were $1.0 million, $1.1 million and $0.5 million, respectively.
Cross-License Agreement
We are party to an agreement with Intel (which we refer to herein as the Cross-License Agreement) under which (i) we grant to Intel a royalty-free, nonexclusive, nontransferable, perpetual, irrevocable, sublicensable under certain circumstances, and worldwide license under patents and patent applications owned or controlled by us, and (ii) Intel grants to us a royalty-free, nonexclusive, nontransferable, and worldwide license, sublicense, or other right, as applicable, under certain patents and patent applications of other Intel subsidiaries and certain third parties. Any license, sublicense, or other right granted by Intel to us with respect to third-party patents and patent applications (or specific claims thereof) included in the grant in clause (ii) may be revoked (effective as of the date specified by Intel) by Intel, in whole or in part, at any time (and automatically terminates once Intel can no longer extend such rights to us under the applicable third-party license agreement), and all licenses, sublicenses or other rights from Intel with respect to patents and patent applications of other Intel subsidiaries included in the grant by Intel to us in clause (ii) automatically terminate once Intel’s ownership of our common stock falls below 50%. The license granted by us to Intel in clause (i) survives even if Intel’s ownership of our common stock falls below 50%, but solely with respect to patents and patent applications owned or controlled by us as of or prior to such time. The agreement will continue until the expiration of the last to expire of the patents and patent applications included in the grants in clauses (i) and (ii), unless earlier terminated by Intel at any time for its convenience.
Transactions Entered into in Connection with our Initial Public Offering
Transfers of Assets
In connection with the Reorganization, we acquired from Intel in a series of transfers in 2022 certain assets related to our business for an aggregate amount of approximately $8 million and recruited from Intel certain employees aligned with our business, in each case, along with certain liabilities, and, on May 31, 2022, we entered into an agreement with Intel pursuant to which, on such date, we legally purchased from Intel 100% of the issued and outstanding equity interests of the Moovit entities for an aggregate amount of $900 million that was paid in December 2022 to Intel using cash that we concurrently received from Intel’s payment of such amount it owes us under the Bilateral Loan Arrangements.
Facilities Arrangements
Under lease arrangements with Intel, we lease office space in Intel’s buildings in certain locations, including in Israel, the United States, Germany and China. The leasing costs for the years ended December 31, 2022, December 25, 2021 and December 26, 2020 were $3 million, $1.5 million and $1.5 million, respectively.
Contribution and Subscription Agreement
In connection with the Mobileye IPO, we entered into the Contribution and Subscription Agreement with Intel, pursuant to which Intel transferred to Mobileye Global Inc., collectively as a contribution on existing capital in exchange for 749,999,900 shares of our Class B common stock: (i) 100% of the equity interests of Cyclops Holdings Corporation, such that Cyclops Holdings Corporation became a direct, wholly owned subsidiary of Mobileye Global Inc.; and (ii) the Dividend Note.
Intercompany Agreements
In connection with the Mobileye IPO, we entered into the following intercompany agreements (the “Intercompany Agreements”) with Intel that provides a framework for our ongoing relationship with Intel.

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

Master Transaction Agreement
The Master Transaction Agreement contains key provisions relating to our ongoing relationship with Intel. The Master Transaction Agreement also contains agreements relating to the conduct of the Mobileye IPO and future transactions, and will govern the relationship between Intel and us subsequent to the Mobileye IPO. Unless otherwise required by the specific provisions of the Master Transaction Agreement, the Master Transaction Agreement will terminate on a date that is five years after the first date upon which Intel ceases to beneficially own at least 20% of our outstanding shares of common stock. The provisions of the Master Transaction Agreement related to our cooperation with Intel in connection with future litigation will survive seven years after the termination of the agreement, and provisions related to indemnification by us and Intel and certain other provisions will survive indefinitely. The following sets forth the key terms of the Master Transaction Agreement.
Registration Rights.   We have provided Intel, after the date that is 180 days after the closing of the Mobileye IPO or such earlier date as provided in the Master Transaction Agreement, with certain registration rights to register our common stock, because the shares of our common stock held by Intel after the Mobileye IPO are deemed “restricted securities” as defined in Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). Accordingly, Intel may only sell a limited number of shares of our common stock into the public markets without registration under the Securities Act. At the request of Intel, we will use our commercially reasonable efforts to register shares of our common stock that are held by Intel after the closing of the Mobileye IPO, or subsequently acquired, for public sale under the Securities Act on a registration statement on Form S-1 or any similar long form registration statement (a “Long-Form Registration”) or on a registration statement on Form S-3 or any similar short form registration statement at such time Mobileye qualifies to use such short from registration statement (a “Short-Form Registration”). Intel may initially request up to two Long- Form Registrations in any calendar year and three Short-Form Registrations, though no Long-Form Registrations may be requested in any calendar year after such time as we are eligible to use Form S-3. This offering is being conducted pursuant to a “demand” from Intel. Intel may also request that we file a resale shelf registration statement to register the resale under the Securities Act of its registrable securities after such time as we are eligible to use Form S-3. Intel will be entitled to three underwritten shelf takedowns per calendar year and each such underwritten shelf takedown will be deemed a demand registration for purposes of the limit on Short-Form Registrations. We will also provide Intel with “piggy-back” rights to include its shares in future registrations by us or others of our securities under the Securities Act. There is no limit on the number of these “piggy-back” registrations in which Intel may request its shares be included. Intel’s registration rights will remain in effect until the earlier of the date on which the shares of our common stock held by Intel (i) have been disposed of in accordance with an effective registration statement, (ii) have been distributed to the public in accordance with Rule 144 or may be sold without restriction pursuant to Rule 144(k) under the Securities Act, (iii) have been otherwise transferred to a non-affiliated entity and any subsequent disposition of them do not require registration or qualification under the Securities Act, or (iv) have ceased to be outstanding. We have agreed to cooperate in these registrations and related offerings. All expenses payable in connection with such registrations will be paid by us, except that Intel will pay all its own internal administrative and its own legal and similar costs and underwriting discounts and commissions applicable to the sale of its shares of our common stock.
Future Distributions.   We will cooperate with Intel, at its request, to accomplish a distribution by Intel of our common stock to Intel stockholders which is intended to qualify as a distribution under Section 355 of the Code, or any corresponding provision of any successor statute, and we have agreed to promptly take any and all actions reasonably necessary or desirable to effect any such distribution. Intel will determine, in its sole and absolute discretion, whether to proceed with all or part of the distribution, the date of the distribution and the form, structure and all other terms of any transaction to effect the distribution. A distribution may not occur at all. At any time prior to completion of the distribution, Intel may decide to abandon the distribution, or may modify or change the terms of the distribution, which could have the effect of accelerating or delaying the timing of the distribution.
Most Favored Status.   So long as Intel beneficially owns at least 20% of our common stock, we will sell Intel our commercially available products, including EyeQ® SoCs, for internal use, but not for resale on a standalone or bundled basis. We and Intel agree to hold the other in most favored status with respect to products purchased or sold for internal use, meaning that the product prices, terms, warranties and

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

benefits provided between us and Intel shall be comparable to or better than the equivalent terms being offered by the party providing the products to any single, present customer of such party.
Anti-Dilution Option.   We have granted Intel a continuing right to purchase from us shares of Class A common stock or Class B common stock as is necessary for Intel to maintain an aggregate ownership interest of our common stock representing at least 80.1% of our common stock outstanding. This option may be exercised by Intel in connection with any issuance by us of common stock or any stock option or executive or employee compensation plan, except where the issuance pursuant to a stock option or executive or employee compensation plan would cause Intel’s percentage ownership of common stock to fall below 80.1%. If we issue our common stock for cash consideration as permitted in the foregoing sentence other than pursuant to a stock option or executive compensation plan that causes Intel’s percentage ownership of common stock to fall below 80.1%, upon the exercise of the option, Intel will pay a price per share of Class A common stock equal to the offering price paid by us in the related issuance of common stock and a price per share of Class B common stock equal to the fair market value thereof as determined in good faith by our board of directors. If we issue our common stock for non-cash consideration or pursuant to a stock option or executive compensation plan that causes Intel’s percentage ownership of common stock to fall below 80.1%, upon exercise of the option, Intel will pay a price per share of Class A common stock equal to the closing price of our common stock as quoted on Nasdaq on the date for which a determination is being made and a price per share of Class B common stock equal to the fair market value thereof as determined in good faith by our board of directors. Intel’s option to maintain its ownership percentage in us will terminate on the earlier of the date of a distribution under Section 355 of the Code, or any corresponding provision of any successor statute, the date upon which Intel beneficially owns shares of common stock representing less than 80% in aggregate ownership interest in our common stock, and the date on which, if the option has been transferred to a subsidiary of Intel, that subsidiary ceases to be a subsidiary of Intel.
Indemnification.   We and Intel have agreed to cross-indemnities that generally place the financial responsibility on us and our subsidiaries for all liabilities associated with the current and historical Mobileye business and operations, and generally will place on Intel the financial responsibility for liabilities associated with all of Intel’s other current and historical businesses and operations, in each case regardless of the time those liabilities arise. We and Intel will also each indemnify the other with respect to breaches of the Master Transaction Agreement or any Intercompany Agreement. In addition, we will indemnify Intel against liabilities arising from misstatements or omissions of material fact in a prospectus or the registration statement of which it is a part relating to an offering of our shares by Intel, except for misstatements or omissions of material fact relating to information that Intel provided to us specifically for inclusion in such prospectus or registration statement of which it forms a part. We will also indemnify Intel against liabilities arising from any misstatements or omissions of material fact in our subsequent SEC filings and from information we provide to Intel specifically for inclusion in Intel’s annual or quarterly reports following the completion of the Mobileye IPO, but only to the extent that the information pertains to us or our business or to the extent Intel provides us prior written notice that the information will be included in its annual or quarterly reports and the liability does not result from the action or inaction of Intel. In addition, Intel will indemnify us for liabilities arising from misstatements or omissions of material fact with respect to information that Intel provided to us specifically for inclusion in a prospectus or the registration statement of which it forms a part relating to an offering of our shares by Intel, to the extent that such information pertains to Intel or Intel’s business. Intel will also indemnify us against liabilities arising from information Intel provides to us specifically for inclusion in our annual or quarterly reports following the completion of the Mobileye IPO, but only to the extent that the information pertains to Intel or Intel’s business or to the extent we provide Intel prior written notice that the information will be included in our annual or quarterly reports and the liability does not result from our action or inaction. Further, Intel will indemnify us against any liabilities relating to payments of consideration to former equityholders of Mobileye N.V. under Intel’s 2017 agreement to purchase Mobileye.
Release.   The Master Transaction Agreement contains a general release for liabilities arising from events occurring on or before the time of the Mobileye IPO. Under this provision, we agreed to release Intel and its subsidiaries, successors and assigns, and Intel agreed to release us and our subsidiaries, successors and assigns, from any liabilities arising from past events between us on the one hand, and Intel on the other hand, occurring on or before the time of the Mobileye IPO, including in connection with the activities to

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

implement the Mobileye IPO. The general release does not apply to liabilities allocated between the parties under the Master Transaction Agreement or other Intercompany Agreements or to specified ongoing contractual arrangements.
Accounting Matters.   For so long as Intel provides us with accounting and financial services under the Administrative Services Agreement that we have entered into with Intel, and to the extent necessary for purpose of preparing financial statements or completing a financial statement audit, we will provide Intel as much prior notice as reasonably practical of any change in the independent certified public accountants to be used by us or our subsidiaries for providing an opinion on our consolidated financial statements. We will also use our commercially reasonable efforts to enable our auditors to complete a sufficient portion of our audit and provide Intel with all financial and other information on a timely basis such that Intel may meet its deadlines for its filing annual and quarterly financial statements.
Legal Policies.   Until the later of Intel ceasing to be a “controlling person” of us as defined in the Securities Act and such date that Intel ceases to provide us with legal, financial or accounting services under the Administrative Services Agreement, we will comply with all Intel rules, policies and directives identified by Intel as critical to legal and regulatory compliance, to the extent such rules, policies and directives have been previously communicated to us, and will not adopt legal or regulatory policies or directives inconsistent with the policies identified by Intel as critical to legal and regulatory compliance.
Non-Solicitation.   For a period of two years following the closing of the Mobileye IPO, we and Intel will not, directly or indirectly, solicit active employees of the other without prior consent by the other, provided we both have agreed to give such consent if either party believes, in good faith, that consent is necessary to avoid the resignation of an employee from one party that the other party would wish to employ.
Remaining Intel Awards.   All outstanding options to purchase shares of Intel and all other Intel equity awards held by Mobileye Group employees at the time of the Mobileye IPO will continue to be outstanding until the earliest of (i) the date the award is exchanged pursuant to any issuer exchange offer undertaken by us and Intel, (ii) the date the award is exercised or expires under the terms of the applicable award agreement and (iii) the date such award is canceled as a result of a Mobileye Group employee being terminated or, if later, the end of any post-termination exercise period specified in the award agreement or by the applicable equity plans’ administrative committees.
Minimum Cash Requirement.   Immediately after completion of the Mobileye IPO and on a pro forma basis after all expenses of the offering have been paid (and after giving effect to any repayment of any indebtedness by us to Intel and any other transactions contemplated to occur substantially concurrently with the Mobileye IPO), Intel agreed to ensure that we would have $1.0 billion cash, cash equivalents, or marketable securities.
Notifiable Transactions.   Intel will use commercially reasonable efforts to provide three months’ advance notice to our board of directors in the event that Intel intends to pursue a transaction (even if no such transaction is imminent or probable at such time) which is reasonably expected to cause Intel’s ownership in us to fall below 50% of our total issued and outstanding shares of common stock.
Administrative Services Agreement
Under the Administrative Services Agreement, Intel provides us with administrative, financial, legal, tax, and other services. Intel provides such services to us with substantially the same degree of skill and care as such services have been provided to us during the twelve months prior to the date of the Mobileye IPO. We will pay fees to Intel for the services rendered based on pricing per service agreed between us and Intel.
The initial term of the Administrative Services Agreement will expire two years from the completion of the Mobileye IPO and will be extended automatically for successive three-month terms unless one of the parties elects not to renew. Prior to the expiration of the initial term and any subsequent renewal term, we will agree with Intel to adjust the level of service under the agreement, as necessary, to accurately reflect the future level of services we require. We have the right to terminate any of the services provided by Intel under the Administrative Services Agreement at any time upon thirty days’ prior written notice of termination

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

to Intel, or if Intel fails to perform any of its material obligations under the Administrative Services Agreement and such failure continues for at least thirty days after receipt by Intel of written notice of such failure from Mobileye.
Furthermore, we will be responsible for any damages, and will indemnify Intel for all reasonable expenses, in connection with actions or inactions reasonably required to be performed, or directed by us to be performed, in connection with the services rendered or to be rendered under the Administrative Services Agreement, except to the extent that such losses are caused by the breach of the Administrative Services Agreement, gross negligence, bad faith, or willful misconduct of Intel or where indemnification would not be permitted by law. Intel will be responsible for any damages, and will indemnify us for all reasonable expenses, in connection with the breach of the Administrative Services Agreement, gross negligence, bad faith or willful misconduct of Intel in connection with the services rendered or to be rendered under the Administrative Services Agreement, except to the extent that such losses are caused by our breach of the Administrative Services Agreement, gross negligence, bad faith, or willful misconduct.
The costs incurred under this agreement for the year ended December 31, 2022 were $3 million.
Employee Matters Agreement
The Employee Matters Agreement allocates assets, liabilities and responsibilities relating to employees, employment matters, compensation and benefit plans and other related matters. The Employee Matters Agreement generally provides that Mobileye will assume certain employment-related liabilities with respect to Mobileye and certain former Intel employees for periods of time prior to and after the date the employee becomes employed by a Mobileye entity, or, for other certain former Intel employees, with respect to liabilities arising after the date such employees become employees of a Mobileye entity from an Intel entity, provided that Intel will generally retain liabilities under its employee benefit plans.
Technology and Services Agreement
The Technology and Services Agreement provides a framework for the collaboration on technology projects and services between us and Intel (“Technology Projects”), and sets out the licenses granted by each party to its respective technology for the conduct of the Technology Projects, provisions relating to the ownership of certain existing technology, the allocation of rights in any new technology created in the course of the Technology Projects, and certain provisions applicable to the development of a certain radar product of ours. The Technology and Services Agreement will not apply to projects for the development and manufacture of a lidar sensor system for automobiles, for which the LiDAR Product Collaboration Agreement will apply. Pursuant to the Technology and Services Agreement, we and Intel will agree to statements of work with additional terms for Technology Projects.
Each party retains ownership of its intellectual property rights to existing technology, except that we assign to Intel certain radar-related technology. Intel will solely own all intellectual property rights to new technology created by either party under Technology Projects that falls within a defined field related to Intel’s business (including technology related to certain semiconductor, radar, lidar, and automotive technology). We will solely own, and Intel will assign to us, intellectual property rights to certain modifications to our existing technology (the intellectual property rights, modifications and existing technology will be agreed in a statements of work). Where new technology created in a Technology Project is outside Intel’s defined field, each party will own such new technology where the new technology is solely created by that party. For any new technology outside of Intel’s field that is jointly created, the parties will jointly own the copyright and trade secrets in such technology, and will allocate and license any patent rights between themselves. Each party grants the other a development license for the conduct of the Technology Projects to any technology disclosed under statements of work. Deliverables are also licensed to the receiving party by the providing party for use in accordance with the statements of work.
Intel owns all intellectual property rights in all new technology created under the Technology and Services Agreement that is a certain category of radar technology, largely related to improvements or modifications to Intel’s own radar technology, and retains ownership of all its existing intellectual property in such radar technology. We will assign our intellectual property rights in this technology to Intel, as well as in certain radar technology created by our personnel prior to the completion of the Mobileye IPO, primarily

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

related to their work on certain radar technology. Intel will assign back to us certain intellectual property rights to a certain subset of radar technology created by our employees after the completion of the Mobileye IPO. Intel will grant us worldwide, perpetual, irrevocable, royalty-free licenses under certain intellectual property rights to certain radar technology for the purpose of our development and manufacturing of certain types of external environment-sensing radar sensor products for ADAS and AV in automobiles.
The Technology and Services Agreement includes confidentiality restrictions with respect to Technology Projects and related technology and a limited Intel non-compete with respect to certain radar technology for a period of up to five years from the effective date of the Technology and Services Agreement. Except with respect to claims of infringement of intellectual property rights, breaches of a license or confidentiality obligations, or any liability which cannot be limited under applicable law, any liability of the parties to one another under the Technology and Services Agreement will be capped to the aggregate amounts paid or payable by us to Intel under the agreement for any development services. The Technology and Services Agreement has a term of two years, and will automatically renew for one-year renewal periods, unless the agreement is terminated for a party’s material breach, a party’s bankruptcy or insolvency, or advance notice of non-renewal is given.
The amount incurred under this agreement for the year ended December 31, 2022 was $0.4 million.
LiDAR Product Collaboration Agreement
The LiDAR Product Collaboration Agreement provides the terms that will apply to our collaboration with Intel for the development and manufacture of a lidar sensor system for ADAS and AV in automobiles (“LiDAR Projects”). On some of the LiDAR Projects joint funding will apply between Intel and Mobileye until the end of 2027, so Mobileye will bear its own Lidar sensor system development costs up to the first $40 million per year and Intel will bear up to $20 million per year of Mobileye’s Lidar sensor system development costs that are greater than $40 million per year.
The LiDAR Product Collaboration Agreement further provides that Intel will manufacture certain components (silicon photonics integrated circuits and grating and mirrors) for us to market and sell as part of a frequency-modulated continuous wave (“FMCW”) lidar sensor system solely for external environment sensing for ADAS and AV in automobiles. The parties intend that for a limited period of up to 5 years, we will have certain exclusive rights for the marketing and selling of the initial FMCW lidar sensor system for defined uses, with annual plans for sales and marketing of the sensor system to be agreed by the parties. The price for the components Intel will manufacture for us will be based on a cost-plus model. In addition, the agreement also includes a profit-sharing model under which Mobileye will pay Intel a share of the gross profit for each LiDAR sensor system or components thereof, based on Intel technology, sold by Mobileye.
Pursuant to the LiDAR Product Collaboration Agreement, Intel has granted us a worldwide, royalty-free license under certain trade secret rights and copyrights for certain identified lidar technology for internal development of an external environment-sensing FMCW lidar sensor system for ADAS and AV solely for a LiDAR Project and subject to certain project restrictions. We will own the intellectual property rights to certain new system technology for FMCW lidar sensor systems created solely by our personnel under the LiDAR Product Collaboration Agreement that is developed after the completion of the Mobileye IPO, and will grant to Intel a worldwide, royalty-free license under certain trade secret rights and copyrights for the system technology to use, copy and modify the system technology solely for a LiDAR Project. Intel will own all other new technology created during the term of the LiDAR Product Collaboration Agreement which falls into a defined category of lidar and other technology, and we will assign to Intel our intellectual property rights in this technology and certain lidar technology which our personnel created before the completion of the Mobileye IPO (primarily technology based on Intel’s own technology). Intellectual property rights in other technology developed under LiDAR Projects will be solely owned if the technology was solely created by a party, and for any jointly created intellectual property rights the parties will jointly own copyright and trade secrets, and allocate and license patent rights between them.
The LiDAR Product Collaboration Agreement includes confidentiality restrictions with respect to LiDAR Projects and related technology and a limited Intel non-compete with respect to certain lidar technology for a period of up to five years from the effective date of the agreement. Except with respect to claims of infringement of intellectual property rights, breaches of a license or confidentiality obligations, or

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

any liability which cannot be limited under applicable law, any liability of the parties to one another under the LiDAR Product Collaboration Agreement will be capped to the aggregate amounts paid or payable by us to Intel under the agreement for any development services. The LiDAR Product Collaboration Agreement will have a term of ten years subject to automatic 24-month renewal periods unless notice of non-renewal is given. Either party may terminate the LiDAR Product Collaboration Agreement for any reason by giving 24-month notice to the other party, and additional termination rights arise if Intel shuts down, sells, or transfers the factory operations for silicon photonics or if we cease lidar development or sale, as well as for a party’s material breach or bankruptcy or insolvency.
There were no amounts received or receivable from Intel under this agreement for the year ended December 31, 2022.
Tax Sharing Agreement
We have been previously included in the Consolidated Group and in certain other Combined Groups. Pursuant to the Tax Sharing Agreement, we will generally make payments to Intel such that, with respect to tax returns for any taxable period in which we or any of our subsidiaries are included in the Consolidated Group or any Combined Group, the amount of taxes to be paid by us will be determined by computing the excess (if any) of any taxes due on any such return over the amount that would otherwise be due if such return were recomputed by excluding us and/or our included subsidiaries. Intel will prepare a written calculation in reasonable detail for us with respect to any tax return filed with respect to the Consolidated Group or any Combined Group in order to determine the amount of tax sharing payments under the Tax Sharing Agreement. We will be responsible for any taxes with respect to tax returns that include only us and/or our subsidiaries. However, to the extent the taxes due on any such return are lower than they would be if such return were recomputed by excluding us and/or our included subsidiaries, we will not receive any payment for such tax benefit.
Intel will be primarily responsible for controlling and contesting any audit or other tax proceeding. Disputes arising between the parties relating to matters covered by the Tax Sharing Agreement are subject to resolution through specific dispute resolution provisions.
We have been included in the Consolidated Group for the most recent annual period. It is expected that we will be included in the Consolidated Group going forward. Each member of a consolidated group during any part of a consolidated return year is jointly and severally liable for the tax on the consolidated return of such year and for any subsequently determined deficiency thereon. Similarly, in some jurisdictions, each member of a consolidated, combined or unitary group for state, local or foreign income tax purposes is jointly and severally liable for the state, local or foreign income tax liability of each other member of the consolidated, combined or unitary group. Accordingly, although the Tax Sharing Agreement allocates tax liabilities between us and Intel, for any period in which we were included in the Consolidated Group or any Combined Group, we could be liable in the event that any income tax liability was incurred, but not discharged, by any other member of any such group.
We and Intel have agreed to set forth our respective rights, responsibilities and obligations with respect to any possible spin-off in the Tax Sharing Agreement. If Intel were to decide to pursue a possible spin-off, we have agreed to cooperate with Intel and to take any and all actions reasonably requested by Intel in connection with such a transaction. We have also agreed not to knowingly take or fail to take any actions that could reasonably be expected to preclude Intel’s ability to undertake a tax-free spin-off. In the event Intel completes a spin-off, we have agreed not to take certain actions, such as asset sales or contributions, mergers, stock issuances or stock sales within the two years following the spin-off without first obtaining the opinion of tax counsel or an IRS ruling to the effect that such actions will not result in the spin-off failing to qualify as a tax-free spin-off. In addition, we generally would be responsible for, among other things, (i) any taxes resulting from the failure of a spin-off to qualify as a tax-free transaction to the extent such taxes are attributable to, or result from, any action or failure to act by us or certain transactions involving us following a spin-off and (ii) a percentage of such taxes to the extent such taxes are not attributable to, or do not result from, any action or failure to act by either us or Intel.
As of December 31, 2022, the related party payable to Intel pursuant to the tax sharing agreement was $34 million.

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

Policies and Procedures for Related Person Transactions
Our board of directors has adopted a written statement of policy regarding transactions with related persons (the “Related Person Policy”). The Related Person Policy requires that a “related person” (as defined in Item 404(a) of Regulation S-K) must disclose to our legal department any “related person transaction” (defined as any transaction since the beginning of our then-last fiscal year that is anticipated to be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto.
Our legal department will then communicate that information to our audit committee or the chair thereof. No related person transaction will be executed without the approval or ratification of our board of directors, acting through our audit committee or chair thereof. In reviewing any such proposal, our audit committee or chair thereof is to consider the relevant facts of the transaction, including the related person’s interest in the transaction, the terms of the transaction, the purpose of, and the potential benefits to us of, the transaction, and any other information regarding the transaction or the related person that would be material to investors in light of the circumstances of the particular transaction. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.
Indemnification of Directors and Officers
Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. In addition, our amended and restated certificate of incorporation provides that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL. In addition, we entered into indemnification agreements with each of our directors and executive officers in connection with the Mobileye IPO, which, among other things, require us to indemnify each director and executive officer to the fullest extent permitted by applicable law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

PRINCIPAL AND SELLING STOCKHOLDERS
The following table sets forth information with respect to the beneficial ownership of our common stock as of March 1, 2023 by:
•
the selling stockholder;

•
each person, or group of affiliated persons, known by us to beneficially own more than 5% of the outstanding shares of any class of our common stock;

•
each of our directors and named executive officers individually; and

•
all of our directors and executive officers as a group.

The number of shares of common stock outstanding before this offering and the corresponding percentage of beneficial ownership are based on 51,911,905 shares of our Class A common stock and 750,000,000 shares of our Class B common stock outstanding as of March 1, 2023. The number of shares of common stock outstanding after this offering and the corresponding percentage of beneficial ownership are based on the number of shares of common stock issued and outstanding as of March 1, 2023, and are shown assuming no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares from the selling stockholder in full, the selling stockholder would hold shares representing approximately       % of the voting power of our common stock following the completion of the offering.
The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to equity awards or other rights held by such person that are currently exercisable or will become exercisable within 60 days after March 1, 2023 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.
	Shares of Common Stock Beneficially Owned Before this Offering						Shares of Common Stock Beneficially Owned After this Offering
	Class A		Class B		% of Total Voting Power Pre- Offering		Class A		Class B		% of Total Voting PowerPost- Offering
Name of Beneficial Owner	Shares	% of Class	Shares	% of Class		Shares of Class Common A Common Stock Offered Hereby	Shares	% of Class	Shares	% of Class
Selling Stockholder
Intel Corporation(1)	—	—	750,000,000	100%	99.3%		—	—		100%	%
5% Stockholders
Baillie Gifford & Co.(2)	6,190,476	11.9%	—	—	*	—	6,190,476	%	—	—	*
FMR LLC(3)	2,631,819	5.1%	—	—	*	—	2,631,819	%	—	—	*
General Atlantic, L.P.(4)	4,761,905	9.2%	—	—	*	—	4,761,905	%	—	—	*
Norges Bank (the Central Bank of Norway)(5)	12,085,900	23.3%	—	—	*	—	12,085,900	%	—	—	*
Named Executive Officers and Directors(6)
Amnon Shashua(7)	746,667	1.4%	—	—	*	—	746,667	*	—	—	*
Patrick P. Gelsinger	120,000	*	—	—	*	—	120,000	*	—	—	*

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

	Shares of Common Stock Beneficially Owned Before this Offering						Shares of Common Stock Beneficially Owned After this Offering
	Class A		Class B		% of Total Voting Power Pre- Offering		Class A		Class B		% of Total Voting PowerPost- Offering
Name of Beneficial Owner	Shares	% of Class	Shares	% of Class		Shares of Class Common A Common Stock Offered Hereby	Shares	% of Class	Shares	% of Class
Anat Heller(8)	61,169	*	—	—	*	—	61,169	*	—	—	*
Gavriel Hayon(9)	43,515	*	—	—	*	—	43,515	*	—	—	*
Shai Shalev-Shwartz(10)	190,476	*	—	—	*	—	190,476	*	—	—	*
Nimrod Nehushtan(11)	30,878	*					30,878
Eyal Desheh	10,000	*	—	—	*	—	10,000	*	—	—	*
Jon M. Huntsman Jr	—	*	—	—	*	—	—	*	—	—	*
Claire McCaskill	41,000	*	—	—	*	—	41,000	*	—	—	*
Christine Pambianchi	70,000	*	—	—	*	—	70,000	*	—	—	*
Frank D. Yeary	27,500	*	—	—	*	—	27,500	*	—	—	*
Saf Yeboah-Amankwah	47,519	*	—	—	*	—	47,519	*	—	—	*
All executive officers and directors as a group (12 persons)(12)	1,388,724	2.6%	—	—	*	—	1,388,724		—	—	*

*
Less than one percent.

(1)
Includes 750,000,000 shares of our Class B common stock held directly by Intel Overseas Funding Corporation. Intel Corporation has dispositive voting and investment power over and therefore beneficial ownership of the shares held by Intel Overseas Funding Corporation. The principal business address of each of Intel Corporation and Intel Overseas Funding Corporation is 2200 Mission College Blvd. Santa Clara, CA 95052.

(2)
Baillie Gifford & Co. (Scottish Partnership) filed a Schedule 13G/A with the SEC on January 25, 2023 to report beneficial ownership of 6,190,476 shares of our Class A common stock. Baillie Gifford & Co. (Scottish Partnership) reports that it has sole power to dispose of 6,190,476 shares and has sole power to vote with respect to 6,190,476 shares. The address of Baillie Gifford & Co. (Scottish Partnership) is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK. Information regarding beneficial ownership of our Class A common stock by Baillie Gifford & Co. (Scottish Partnership) is included herein in reliance on the aforementioned Schedule 13G/A.

(3)
FMR LLC filed a Schedule 13G with the SEC on February 9, 2023 to report beneficial ownership of 2,631,819 shares of our Class A common stock. FMR LLC reports that it has sole power to dispose of 2,631,819 shares and has sole power to vote with respect to 2,631,819 shares. The address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210. Information regarding beneficial ownership of our Class A common stock by FMR LLC is included herein in reliance on the aforementioned Schedule 13G.

(4)
General Atlantic, L.P. (“GA LP”), General Atlantic Partners 100, L.P. (“GAP 100”), General Atlantic Partners (Bermuda) EU, L.P. (“GAP Bermuda EU”), GAP Coinvestments III, LLC (“GAPCO III”), GAP Coinvestments IV, LLC (“GAPCO IV”), GAP Coinvestments V, LLC (“GAPCO V”), GAP Coinvestments CDA, L.P. (“GAPCO CDA”), General Atlantic (SPV) GP, LLC (“GA SPV”), General Atlantic GenPar (Bermuda), L.P. (“GenPar Bermuda”), General Atlantic GenPar, L.P. (“GA GenPar”), General Atlantic (ME), L.P. (“GA ME”), GAP (Bermuda) L.P. (“GAP Bermuda”), General Atlantic (Lux) S.à.r.l. (“GA Lux”), General Atlantic GenPar (Lux) SCSp (“GA GenPar Lux”), and General Atlantic Partners (Lux) SCSp (“GAP Lux”) (collectively, the “GA Entities”) filed a Schedule 13G with the SEC on November 7, 2022 to report beneficial ownership of 4,761,905 shares of our Class A common stock. Each of the GA Entities may be deemed to have sole voting power and sole dispositive

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

power with respect to 4,761,905 shares and also shared voting power and shared dispositive power with respect to 4,761,905 shares. The mailing address of GA LP, GAP 100, GAPCO III, GAPCO IV, GAPCO V, GAPCO CDA, GA GenPar, GA SPV and GA ME is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055. The mailing address of GAP Bermuda EU, GenPar Bermuda and GAP Bermuda is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The mailing address of GA Lux, GA GenPar Lux, and GAP Lux is Luxembourg is 412F, Route d’Esch, L-1471 Luxembourg. Information regarding beneficial ownership of our Class A common stock by General Atlantic, L.P. and the other GA Entities is included herein in reliance on the aforementioned Schedule 13G.
(5)
Norges Bank (the Central Bank of Norway) (“Norges Bank”) filed a Schedule 13G/A with the SEC on February 14, 2023 to report beneficial ownership of 12,085,900 shares of our Class A common stock. Norges Bank reports that it has sole power to dispose of 12,085,900 shares and has sole power to vote with respect to 12,085,900 shares. The address of Norges Bank is Bankplassen 2, PO Box 1179 Sentrum NO 0107, Oslo, Norway. Information regarding beneficial ownership of our Class A common stock by Norges Bank is included herein in reliance on the aforementioned Schedule 13G/A.

(6)
Unless otherwise indicated, the principal business address of each person is c/o Mobileye Global Inc., Har Hotzvim, 13 Hartom Street P.O. Box 45157 Jerusalem 9777513, Israel.

(7)
Consists of 476,191 shares of Class A common stock and 270,476 RSUs that will vest within 60 days of March 1, 2023.

(8)
Consists of 61,169 RSUs that will vest within 60 days of March 1, 2023.

(9)
Consists of 43,515 RSUs that will vest within 60 days of March 1, 2023.

(10)
Consists of 190,476 RSUs that will vest within 60 days of March 1, 2023.

(11)
Consists of 30,878 RSUs that will vest within 60 days of March 1, 2023.

(12)
Consists of 792,210 shares of Class A common stock and 596,514 RSUs that will vest within 60 days of March 1, 2023.

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of shares of our Class A common stock by non-U.S. holders (as defined below) who acquire such shares in this offering and hold our Class A common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This summary is based on current provisions of the Code, U.S. Treasury regulations promulgated thereunder, and administrative rulings and interpretations and court decisions in effect as of the date hereof, all of which are subject to change or differing interpretation at any time, possibly with retroactive effect. This summary does not address all aspects of U.S. federal income taxation that may be important to a non-U.S. holder in light of that holder’s particular circumstances or that may be applicable to holders subject to special treatment under U.S. federal income tax law (including, for example, banks and other financial institutions, dealers in securities, traders in securities that elect a mark-to-market method of tax accounting, insurance companies, retirement plans, mutual funds, tax-exempt entities, holders who acquired shares of our Class A common stock pursuant to the exercise of employee stock options or otherwise as compensation, entities or arrangements treated as partnerships for U.S. federal income tax purposes, controlled foreign corporations, passive foreign investment companies, certain expatriates and former citizens or former long-term residents of the United States, and holders who hold shares of our Class A common stock as part of a straddle, constructive sale or conversion transaction). In addition, this discussion does not address U.S. federal tax laws other than those pertaining to the U.S. federal income tax, nor does it address any aspects of the unearned income Medicare contribution tax, the alternative minimum tax or U.S. state, local or non-U.S. taxes. Accordingly, prospective investors should consult their own tax advisors regarding the U.S. federal, state, local, non-U.S. income and other tax considerations (including any U.S. federal estate or gift tax considerations) of owning and disposing of shares of our Class A common stock.
For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our Class A common stock that is not any of the following:
•
a citizen or individual resident of the United States;

•
a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia; or

•
an estate or trust, the income of which is subject to U.S. federal income taxation regardless of its source.

If an entity or arrangement treated as a partnership for U.S. federal tax purposes holds shares of our Class A common stock, the tax treatment of a person treated as a partner generally will depend on the status of the partner and the activities of the partnership. Partnerships holding shares of our Class A common stock and partners in such partnerships should consult their tax advisors.
Prospective holders of our Class A common stock should consult with their tax advisors regarding the tax consequences to them (including the application and effect of any state, local, non-U.S. income and other tax laws) of the ownership and disposition of shares of our Class A common stock.
Distributions on Our Class A Common Stock
A distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent any distribution exceeds our current and accumulated earnings and profits, such distribution will be treated as first reducing the adjusted basis in the non-U.S. holder’s shares of our Class A common stock, though not below zero, and, to the extent such distribution exceeds the adjusted basis in the non-U.S. holder’s shares of our Class A common stock, as gain from the sale or exchange of such shares.
In general, subject to the discussion below under “— FATCA,” any distributions we make to a non-U.S. holder with respect to its shares of our Class A common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount (or a reduced

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

rate specified by an applicable income tax treaty), unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment of the non-U.S. holder within the U.S.). In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide a properly executed applicable Internal Revenue Service (“IRS”) Form W-8 certifying its entitlement to benefits under a treaty.
Dividends effectively connected with a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment) of a non-U.S. holder generally will not be subject to U.S. withholding tax if the non-U.S. holder provides a properly executed IRS Form W-8ECI. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the U.S. A non-U.S. holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on such effectively connected dividends, subject to certain adjustments.
Gain on Sale or Other Disposition of Our Class A Common Stock
In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain recognized upon the sale or other disposition of our Class A common stock unless:
•
the gain is “effectively connected” with a trade or business carried on by the non-U.S. holder within the United States and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder;

•
the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied; or

•
we are or have been a “U.S. real property holding corporation” (as described below) for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of the disposition and the non-U.S. holder’s holding period and certain other conditions are satisfied.

Gain that is effectively connected with the conduct of a trade or business in the United States generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If the non-U.S. holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other disposition of our Class A common stock will be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by U.S. source capital losses.
Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). Although there can be no assurances in this regard, we believe that we are not currently, and do not anticipate becoming, a U.S. real property holding corporation.
FATCA
Provisions commonly referred to as “FATCA” impose withholding (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30% on payments of dividends on shares of our Class A common stock and sales or redemption proceeds from dispositions of shares of our Class A common stock to certain foreign financial institutions (which is broadly defined for this purpose and in general includes investment vehicles) and certain non-financial foreign entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations, may modify these requirements. Accordingly, the entity through which shares of our Class A common stock are held will affect the determination of whether such withholding is required. Proposed U.S. Treasury regulations would eliminate the requirements under FATCA in respect of withholding on gross proceeds from sales, exchanges or dispositions of our Class A common stock, and the preamble to the proposed

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

regulations provides that taxpayers may rely on these proposed regulations pending their finalization. Prospective investors should consult their tax advisors regarding the possible implications of FATCA on their investment in our Class A common stock.
Information Reporting and Backup Withholding
Information returns are required to be filed with the IRS in connection with payments of dividends on our Class A common stock. Unless a non-U.S. holder complies with certification procedures to establish that it is not a U.S. person, information returns may also be filed with the IRS in connection with the proceeds from a sale or other disposition of our Class A common stock. A non-U.S. holder may also be subject to backup withholding on payments on our Class A common stock or on the proceeds from a sale or other disposition of our Class A common stock unless such non-U.S. holder complies with certification procedures to establish that such non-U.S. holder is not a U.S. person or otherwise establishes an exemption. A non-U.S. holder’s provision of a properly executed applicable IRS Form W-8 certifying its non-U.S. status will permit such holder to avoid backup withholding.
Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be refunded or credited against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

UNDERWRITING
We, the selling stockholder and the underwriters named below will enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter will severally agree to purchase from the selling stockholder the number of shares of Class A common stock indicated in the following table. Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC are acting as the representatives of the underwriters.
Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
Total
The underwriters will be committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
The underwriters will have an option to purchase up to an additional        shares of Class A common stock from the selling stockholder. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholder in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase        additional shares.
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
We and the selling stockholder have agreed or will agree with the underwriters that, through and including the 90th day after the date of this prospectus (the “Lock-Up Period”), subject to certain exceptions, we and they will not, without the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, (1) offer, sell, contract to sell, pledge, grant any option right or warrant to purchase, purchase any option or contract to sell, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock (including, without limitation, shares that are beneficially owned by such holder), (2) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by such holder or someone other than such holder), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock, whether any such transaction or arrangement described in clause (1) or (2) (or instrument provided for thereunder) would be settled by delivery of our common stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or (4) otherwise publicly announce any intention to engage in or cause any action or activity described in clauses (1), (2) or (3) above.

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC may, in their discretion, release any of the securities subject to these lock-up agreements at any time.
We, our directors and executive officers and the selling stockholder entered into agreements containing similar lock-up restrictions in connection with the Mobileye IPO. In connection with this offering, Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC have agreed to release the lock-up restrictions entered into in connection with the Mobileye IPO that are applicable to us and the selling stockholder to the extent necessary to permit this offering. The release of such lock-up restrictions relates only to the sale of shares in this offering and will become effective at the time of pricing of this offering. The lock-up restrictions entered into in connection with the Mobileye IPO, including those applicable to the selling stockholder, will otherwise continue for the original 180-day period provided for pursuant to such restrictions, and shares subject to such restrictions will become eligible to be sold beginning on April 23, 2023 (except to the extent restricted by the lock-up restrictions, described above, entered into in connection with this offering).
In connection with this offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the number of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the number of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the closing of this offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq, in the over-the-counter market, or otherwise.
We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $      million.
We will also agree to reimburse the underwriters for expenses in an amount not to exceed $      relating to clearance of this offering with the Financial Industry Regulatory Authority. We and the selling stockholders will also agree to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with whom we have relationships. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
Selling Restrictions
European Economic Area
In relation to each EEA Member State (each a “Relevant Member State”), no shares of Class A common stock have been offered or will be offered pursuant to the Offering to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares of Class A common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Regulation, except that the shares of Class A common stock may be offered to the public in that Relevant Member State at any time:
a)
to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation) subject to obtaining the prior consent of the Joint Global Coordinators for any such offer; or

c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares of Class A common stock shall require the Company and/or Selling Shareholders or any Bank to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an ‘offer to the public’ in relation to the shares of Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of Class A common stock to be offered so as to enable an investor to decide to purchase any shares of Class A common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares of Class A common stock under, the Offering contemplated hereby will be deemed to have represented, warranted and agreed to and with each of the Underwriters and their affiliates and the Company that:
a)
it is a qualified investor within the meaning of the Prospectus Regulation; and

b)
in the case of any shares of Class A common stock acquired by it as a financial intermediary, as that term is used in Article 5 of the Prospectus Regulation, (i) the shares of Class A common stock acquired by it in the Offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Regulation, or have been acquired in other circumstances falling within the points (a) to (d) of Article 1(4) of the Prospectus Regulation and the prior consent of the Joint Global Coordinators has been given to the offer or resale; or (ii) where the shares of Class A common stock have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

those shares of Class A common stock to it is not treated under the Prospectus Regulation as having been made to such persons.
The Company, the Underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the Joint Global Coordinators of such fact in writing may, with the prior consent of the Joint Global Coordinators, be permitted to acquire shares of Class A common stock in the Offering.
United Kingdom
This Prospectus and any other material in relation to the shares of Class A common stock described herein is only being distributed to, and is only directed at, and any investment or investment activity to which this Prospectus relates is available only to, and will be engaged in only with persons who are (i) persons having professional experience in matters relating to investments who fall within the definition of investment professionals in Article 19(5) of the FPO; or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the FPO; (iii) outside the UK; or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any shares of Class A common stock may otherwise lawfully be communicated or caused to be communicated, (all such persons together being referred to as “Relevant Persons”). The shares of Class A common stock are only available in the UK to, and any invitation, offer or agreement to purchase or otherwise acquire the shares of Class A common stock will be engaged in only with, the Relevant Persons. This Prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the UK. Any person in the UK that is not a Relevant Person should not act or rely on this Prospectus or any of its contents.
No shares of Class A common stock have been offered or will be offered pursuant to the Offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares of Class A common stock which has been approved by the Financial Conduct Authority, except that the shares of Class A common stock may be offered to the public in the United Kingdom at any time:
a)
to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the Global Coordinators for any such offer; or

c)
in any other circumstances falling within Section 86 of the FSMA.

provided that no such offer of the shares of Class A common stock shall require the Company and/or any Underwriters or any of their affiliates to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares of Class A common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of Class A common stock and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
Each person in the UK who acquires any shares of Class A common stock in the Offer or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company, the Underwriters and their affiliates that it meets the criteria outlined in this section.
Israel
This prospectus does not constitute a prospectus as defined under the Israeli Securities Law (the “Israeli Securities Law”), and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares is

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum (as it may be amended from time to time, the “Addendum”), to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum, collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.
Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
Our Class A common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (Companies (Winding Up and Miscellaneous Provisions) Ordinance) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (Securities and Futures Ordinance), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to our Class A common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our Class A common stock may not be circulated or distributed, nor may our Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the SFA)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA,

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where our Class A common stock is subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired our Class A common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (Regulation 32).
Where our Class A common stock is subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired our Class A common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.
Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of Class A common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares of our Class A common stock should conduct their own due diligence on such shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.
Switzerland
The Class A common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

nor any other offering or marketing material relating to the Class A common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, our company or our Class A common stock has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of Class A common stock will not be supervised by, the Swiss Financial Market Supervisory Authority and the offer of Class A common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of Class A common stock.
Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of our Class A common stock may only be made to persons, or Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer our Class A common stock without disclosure to investors under Chapter 6D of the Corporations Act.
The shares of our Class A common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares of our Class A common stock must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

LEGAL MATTERS
The validity of the shares of our Class A common stock offered by this prospectus will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York, and for the underwriters by Sullivan & Cromwell LLP, Palo Alto, California.
EXPERTS
The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2022 have been so incorporated in reliance on the report of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
Kesselman & Kesselman (“PwC”) completed an independence assessment to evaluate the services and relationships with the Company and its affiliates that may bear on PwC’s independence under the SEC and the PCAOB independence rules for the audit periods commencing December 30, 2018 through December 31, 2022. As described below, services and relationships were found to exist at controlled subsidiaries of the Company’s indirect parent, Intel Corporation and/or benefitting an upstream affiliate of the Company, within the audit period which are not in accordance with the independence standards of Regulation S-X and the PCAOB.
•
Prior to December 30, 2018 and through January 2022, certain member firms of PricewaterhouseCoopers International Limited (“PwC member firms”) performed certain payroll and human resource administrative services inconsistent with Rule 2-01 of Regulation S-X, which included records administration, employee registration with local authorities, statistical reporting and signing and stamping declarations on behalf of Intel Corporation, transmission of payroll information to banks and to third party service providers for actual payment, data storage of employee data, as well as manually and/or electronically distributing pay stubs to employees of Intel Corporation.

•
From July 2020 through December 2021, a PwC member firm provided services pursuant to a contingent fee arrangement.

•
From June 2021 through January 2022, certain PwC member firms provided non-audit services for which certain activities inconsistent with Rule 2-01 of Regulation S-X were performed, which were hosting applications, filing a document with a non-taxing authority and making a payment on behalf of an affiliate.

•
Certain professionals of PwC member firms who are covered persons with respect to the audit of the Company under PCAOB standards hold shares in Intel Corporation. Ownership of shares in Intel Corporation is prohibited under the SEC and PCAOB independence rules for covered persons. The shares, where allowed under federal law, were disposed of promptly upon notification of these matters and were not material to the respective professionals’ net worth.

PwC provided an overview to our Board of Directors, the Audit Committee and Executive Management team of the facts and circumstances surrounding the services and relationships, including the entities involved, the nature of the services and relationships, the period over which the services and relationships existed, and the fees earned by the PwC network firms. Additionally, the services, relationships and fees are not significant to the PwC network firms, do not place PwC in a position of auditing its own work, do not result in PwC acting as management or an employee of the Company and do not place PwC in a position of being an advocate for the Company. Considering the facts presented, our Board of Directors, the Audit Committee, Executive Management team and PwC have concluded (1) that the services and relationships do not and would not impair PwC’s application of objective and impartial judgment on any matter encompassed within PwC’s audits of our financial statements as of December 31, 2022 and December 25, 2021 and for the years ended December 31, 2022, December 25, 2021 and December 26, 2020 and (2) no reasonable investor would conclude otherwise.

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

INCORPORATION BY REFERENCE
The rules of the SEC allow us to incorporate information into this prospectus by reference. The information incorporated by reference is considered to be a part of this prospectus. This prospectus incorporates by reference the documents listed below.
•
our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed on March 9, 2023; and

•
the description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on October 26, 2022 (File No. 001-41541), pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including any amendments or reports filed for the purpose of updating such description, including the description of our common stock included as Exhibit 4.1 to our Annual Report on Form 10-K filed with the SEC on March 9, 2023.

Any statement made in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed as so modified or superseded, except as so modified or superseded, to constitute a part of this prospectus.
You can obtain any of the filings incorporated by reference into this prospectus through us or from the SEC through the SEC’s website at http://www.sec.gov. We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the reports and documents referred to above which have been or may be incorporated by reference into this prospectus. You should direct requests for those documents to: Mobileye Investor Relations; investors@mobileye.com; telephone: +1 (917) 960-1525.

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed a registration statement on Form S-1 with the SEC with respect to the registration of the Class A common stock offered for sale with this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information about us, the Class A common stock we are offering by this prospectus and related matters, you should review the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement.
We are required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s website at www.sec.gov. We also maintain a website at www.mobileye.com at which you may access our SEC filings free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus.

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

       Shares
Mobileye Global Inc.
Class A Common Stock

PRELIMINARY PROSPECTUS
Goldman Sachs & Co. LLC Morgan Stanley

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.
Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses to be paid by us, other than the underwriting discounts and commissions, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee.
Amount To Be Paid
Registration fee	$
FINRA filing fee
Listing fees
Printing expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees and expense
Miscellaneous
Total	$

Item 14.
Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (the “DGCL”), provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant’s certificate of incorporation provides for indemnification by the Registrant of members of its board of directors, members of committees of its board of directors and of other committees of the Registrant, and its executive officers, and allows the Registrant to provide indemnification for its other officers and its agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Registrant, in each case to the maximum extent permitted by the DGCL.
Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (4) for any transaction from which the director derived an improper personal benefit. The Registrant’s certificate of incorporation provides for such limitation of liability.
The Registrant has also entered into separate indemnification agreements with each of its directors and officers which are in addition to the Registrant’s indemnification obligations under its certificate of incorporation. These indemnification agreements may require the Registrant, among other things, to indemnify its directors and officers against expenses and liabilities that may arise by reason of their status as directors and officers, subject to certain exceptions. These indemnification agreements may also require the Registrant to advance any expenses incurred by its directors and officers as a result of any proceeding against them as to which they could be indemnified and to obtain and maintain directors’ and officers’ insurance.

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.
The proposed form of underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.
Item 15.
Recent Sales of Unregistered Securities.

On January 21, 2022, in connection with the formation of Mobileye Global Inc., we sold 100 shares of our common stock, par value $0.01 per share, to Intel Overseas Funding Corporation, a wholly owned subsidiary of Intel Corporation, at par value for an aggregate purchase price of $1.00 pursuant to Section 4(a)(2) of the Securities Act.
Concurrently with the closing of the Mobileye IPO, we closed the sale of 4,761,905 shares of our Class A common stock to General Atlantic (ME), L.P., a Delaware limited partnership, at $21 per share, pursuant to a private placement exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended, for gross proceeds of $100 million.
Item 16.
Exhibits and Financial Statement Schedules.

a.
Exhibits

The exhibit index attached hereto is incorporated herein by reference.
b.
Financial Statement Schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.
Item 17.
Undertakings.

The undersigned registrant hereby undertakes that:
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

EXHIBIT INDEX
Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1	Amended and Restated Certificate of Incorporation of Mobileye Global Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K filed on October 28, 2022)
3.2	Amended and Restated Bylaws of Mobileye Global Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Form 8-K filed on October 28, 2022)
5.1*	Opinion of Davis Polk & Wardwell LLP
10.1	Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K filed on March 9, 2023)
10.2+	Master Transaction Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K filed on March 9, 2023)
10.3+	Administrative Services Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K filed on March 9, 2023)
10.4+	Employee Matters Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Annual Report on Form 10-K filed on March 9, 2023)
10.5+	Technology and Services Agreement (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K filed on March 9, 2023)
10.6+	LiDAR Product Collaboration Agreement (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K filed on March 9, 2023)
10.7	Tax Sharing Agreement (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to the Company’s Annual Report on Form 10-K filed on March 9, 2023)
10.8	Contribution and Subscription Agreement (incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K filed on March 9, 2023)
10.9†	Mobileye Global Inc. 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 to Amendment No. 1 to the Company’s registration statement on Form S-1 filed on October 18, 2022)
10.10†	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the Company’s registration statement on Form S-1 filed on September 30, 2022)
10.11†	Form of Option Agreement (incorporated by reference to Exhibit 10.11 to Amendment No. 1 to the Company’s registration statement on Form S-1 filed on September 30, 2022)
10.12†
Employment Agreement between the Registrant and Amnon Shashua, dated July 24, 2014 (incorporated by reference to Exhibit 10.12 to Amendment No. 1 to the Company’s registration statement on Form S-1 filed on September 30, 2022)

10.13†
Employment Letter Agreement between Amnon Shashua and Intel, dated June 1, 2022 (incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the Company’s registration statement on Form S-1 filed on September 30, 2022)

10.14†
Employment Agreement between the Registrant and Anat Heller, dated September 1, 2015 (incorporated by reference to Exhibit 10.14 to Amendment No. 1 to the Company’s registration statement on Form S-1 filed on September 30, 2022)

10.15†
Employment Agreement between the Registrant and Erez Dagan, dated October 1, 2016 (incorporated by reference to Exhibit 10.15 to Amendment No. 1 to the Company’s registration statement on Form S-1 filed on September 30, 2022)

10.16†
Employment Agreement between the Registrant and Gavriel Hayon, dated August 1, 1999 (incorporated by reference to Exhibit 10.16 to Amendment No. 1 to the Company’s registration statement on Form S-1 filed on September 30, 2022)

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

Exhibit No.	Description
10.17†
Employment Agreement between the Registrant and Shai Shalev-Shwartz, dated August 2, 2010 (incorporated by reference to Exhibit 10.17 to Amendment No. 1 to the Company’s registration statement on Form S-1 filed on September 30, 2022)

10.18†	Employment Agreement between the Registrant and Nimrod Nehushtan, dated May 2, 2017 (incorporated by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K filed on March 9, 2023)
10.19	Stock Compensation Recharge Agreement, dated August 8, 2017, between Mobileye B.V. and its subsidiaries, on the one hand, and Intel, on the other hand (incorporated by reference to Exhibit 10.18 to Amendment No. 1 to the Company’s registration statement on Form S-1 filed on September 30, 2022)
10.20	Loan Agreement, dated April 21, 2022, between Cyclops Holdings Corporation and Intel Overseas Funding Corporation. (incorporated by reference to Exhibit 10.1 to Amendment No. 19 to the Company’s registration statement on Form S-1 filed on September 30, 2022)
10.21	Memorandum of Understanding, dated October 17, 2006, between STMicroelectronics N.V. and Mobileye Technologies Limited, as amended (incorporated by reference to Exhibit 10.20 to Amendment No. 1 to the Company’s registration statement on Form S-1 filed on September 30, 2022)
10.22	Agreement between Intel Corporation and Intel Subsidiaries, dated August 8, 2017, between Mobileye B.V. and its subsidiaries, on the one hand, and Intel, on the other hand, which we refer to herein as the Cross-License Agreement (incorporated by reference to Exhibit 10.21 to Amendment No. 1 to the Company’s registration statement on Form S-1 filed on September 30, 2022)
10.23	Share & Note Sale and Purchase Agreement, dated May 31, 2022, between Intel Finance B.V. and Mobileye B.V. (incorporated by reference to Exhibit 10.22 to Amendment No. 1 to the Company’s registration statement on Form S-1 filed on September 30, 2022)
21.1	List of Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 filed on March 9, 2023)
23.1*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)
23.2*	Consent of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm.
24.1*	Powers of Attorney (included on the signature pages)
107*	Filing Fee Table

*
To be filed by amendment.

†
Compensatory plan or arrangement.

+
Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon its request.

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Jerusalem, Israel on         , 2023.
MOBILEYE GLOBAL INC.
By:

Name: Professor Amnon Shashua
Title:  Chief Executive Officer and President
      (As Principal Executive Officer)
By:

Name: Anat Heller
Title:  Chief Financial Officer
      (As Principal Financial and Accounting
      Officer)
POWER OF ATTORNEY
KNOW ALL BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Professor Amnon Shashua and Anat Heller, and each of them, his, her or their true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his, her or their name, place and stead, in any and all capacities, to execute any or all amendments including any post-effective amendments and supplements to this registration statement, and any additional registration statement filed pursuant to Rule 462, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he, she or they might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on         , 2023.
Signature	Title	Date
Professor Amnon Shashua	Chief Executive Officer, President and Director (Principal Executive Officer)
Anat Heller	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Patrick P. Gelsinger	Chair of the Board of Directors
Eyal Desheh	Director

Confidential Treatment Requested by Mobileye Global Inc. Pursuant to 17 C.F.R. § 200.83.

Signature	Title	Date
Jon M. Huntsman, Jr.	Director
Claire C. McCaskill	Director
Christine Pambianchi	Director
Frank D. Yeary	Director
Saf Yeboah-Amankwah	Director